       As Filed With the Securities and Exchange Commission on December __, 1998
                                                          Registration No.
--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                           PLENUM COMMUNICATIONS, INC.
                 (Name of Small Business Issuer in its charter)


          MINNESOTA                                         91-1524747
(State or Other Jurisdiction of                     (IRS Employer Identification
 Incorporation or Organization)                               Number)


                           PLENUM COMMUNICATIONS, INC.
                              3003 80TH AVENUE S.E.
                             MERCER ISLAND, WA 98040
                                 (206) 236-1995

          (Address, including zip code and telephone number, including area code, of issuer's principal executive offices)


                          Securities to be registered
                     pursuant to Section 12(b) of the Act:

                                      NONE


                          Securities to be registered
                     pursuant to Section 12(g) of the Act:

                          COMMON STOCK, $.001 PAR VALUE


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                                TABLE OF CONTENTS



                                                                   Page No.
                                                                   --------
Description of Business                                                3

Management's Discussion and Analysis                                  18

Description of Property                                               24

Principal Shareholders                                                24

Management                                                            26

Executive Compensation                                                29

Certain Relationships and Related Transactions                        31

Description of Securities                                             33

Certain Market Information                                            35

Legal Proceedings                                                     37

Recent Sales of Unregistered Securities                               37

Indemnification of Directors and Officers                             38

Changes in and Disagreements with Accountants                         39

Financial Statements Index                                            40

Exhibit Index                                                         61





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                           PLENUM COMMUNICATIONS, INC.


                         FORM 10 REGISTRATION STATEMENT


                                    BUSINESS


           Plenum Communications, Inc. ("Plenum" or "Company"), through its operating subsidiary LION, Inc. ("LION"), is engaged in providing wholesale mortgage rate, fee and program information over the Internet to mortgage brokers through a password-protected, subscription-based website (www.lioninc.com). The information provided by LION to mortgage brokers is updated at least daily. Plenum is using the Internet to change the way residential mortgage brokers and wholesale lenders have historically done business.* Unless otherwise noted, references to the Company relate to Plenum Communications, Inc. and its subsidiary LION, collectively.

THIS REGISTRATION STATEMENT CONTAINS FORWARD-LOOKING STATEMENTS (IDENTIFIED WITH AN ASTERISK "*") THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH IN THE SECTION ENTITLED "BUSINESS--RISK FACTORS" AND ELSEWHERE IN THIS REGISTRATION STATEMENT. IN ADDITION TO THE OTHER INFORMATION IN THIS DOCUMENT, ANY PROSPECTIVE INVESTOR IN SECURITIES OF THE COMPANY SHOULD CAREFULLY CONSIDER THE SUBSECTION ENTITLED "BUSINESS--RISK FACTORS" IN EVALUATING THE COMPANY AND ITS BUSINESS.


BACKGROUND INFORMATION

           During 1991, the Company first offered a basic dial-in version of its current service in the local Seattle, Washington area, organizing a subsidiary, Infosystems, Inc. for this purpose. The business was operated under the name Mortgage Information Systems, Inc. ("MISI"), and was launched to provide a solution to the frustrating inefficiency of trying to keep up with wholesale lenders' loan programs and daily rate changes using a pile of faxes that arrived at a mortgage broker's office each morning. Because MISI operated over regular phone lines, brokers outside the Seattle area incurred long distance charges making the service uneconomical.

           The advent of the Internet, with its flat monthly access rates, removed the long distance cost as a barrier and created the opportunity to expand nationwide. In 1995 the Company obtained the name Lenders Interactive Online Network ("LION") and rewrote its software to enable its service to be delivered over the Internet. By late 1995 an early Internet version of the LION service was made available in Washington, Oregon and California. At that time few brokers had Internet access. By mid 1996, a small telemarketing sales force of three persons was adding about 20 new broker subscribers to LION per month. During the second half of 1996, further enhancements were made to the LION software and the service was expanded to other western states.

           As the Company expanded its markets, and as the use of the Internet steadily increased among the general population and among mortgage brokers, brokers began signing up for LION at an accelerating rate. During the first half of 1996, LION was adding approximately 20 new customers per month, increasing to over 100 new subscribers per month by the end of 1996. The rate of new subscriptions continued to rise during 1997, and exceeded 300 per month for the first time in February 1998.

------------------
* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations due to factors described in "Business--Risk Factors," and elsewhere in this registration statement.


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           Because lenders and their rates vary across the country, expanding the Company's service nationally required the opening of new databases with relevant data for each major market. By the first quarter of 1998, LION had made its service available in 22 of the largest markets in the nation and was effectively in front of over 75% of its target market. There were approximately 3,400 subscribers as of September 30, 1998.

           The Company was founded in Minnesota in 1972 as Combined Enterprises, Inc., changed its name to Assign, Inc. in 1987, and was reorganized into its current structure in February 1989, by means of a change of control acquisition. In March 1989 the name of the Company was changed to Mortgage Brokers Network, Inc., and to Plenum Communications, Inc. in October 1991. The Company's wholly-owned subsidiary, Infosystems, Inc., did business as Lenders Interactive Online Network for three years before changing its name to LION, Inc. in 1998. The Company's principal executive offices are located at 3003 80th Avenue SE, Mercer Island, WA 98040, and its telephone number is (206) 236-1995.

INDUSTRY INFORMATION

           RESIDENTIAL MORTGAGE INDUSTRY STRUCTURE

           The diagram below shows a simplified view of the residential mortgage industry in the United States. Consumers who want to purchase homes or refinance the mortgage on their existing homes can obtain a loan through a retail lender who deals directly with the public, or through a mortgage broker who places the loan with one of many wholesale lenders. Both retail and wholesale lenders typically package the loans they originate and sell them in the financial markets.

                           FINANCIAL MARKET INVESTORS
         Institutions and individuals who invest in mortgage securities





                            MORTGAGE LOAN SECURITIES

   Government Sponsored Entities ("GSE's", i.e. Fannie Mae, Freddie Mac) and Conduits (such as INMC [Countrywide], GE Capital, ICI RFC [GM]) who purchase and/or package mortgage loans and issue securities backed by those loans. The
  GSE's purchase "conforming loans" (defined as those that meet their purchase requirements), the Conduits purchase "non-conforming loans."


                                 RETAIL LENDERS

 Lenders, typically banks or mortgage companies, who have their own house loan officers and loan processors to deal directly with the consumers.


                                WHOLESALE LENDERS
          Lenders who do not deal directly with the consumer. Instead, they operate through independent mortgage brokers.


                              INDUSTRY AFFILIATES

 Companies that perform services necessary to complete mortgage loans, such as
   Title Companies, Mortgage Insurance Companies, Realtors, Attorneys, Escrow
                                   Companies.


                                MORTGAGE BROKERS

    Individuals or companies that deal directly with consumers to advise and assist them in obtaining mortgages from wholesale lenders.


                                    CONSUMER
          Typically an individual or couple either purchasing a home or seeking to refinance a home they currently own.


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           Hybrids. While the diagram on the preceding page shows the parties as separate and distinct, in practice there are many hybrid players. Some lenders have both wholesale and retail operations, dealing with the public through their own branches and offices but at the same time offering "wholesale rates" to mortgage brokers. There are also companies that act much like brokers in that they deal directly with the public and may deal with multiple lenders, but who arrange lines of credit that enable them to approve, close and fund loans, and then "sell" the loans after closing. They tend to be referred to as "mortgage bankers", although this term is used more generally to apply to anyone who works for a lender.

           GSEs. The government sponsored entities ("GSEs"), Fannie Mae and Freddie Mac, play a significant role in defining LION's business in that they are the major purchasers of loans. Consequently, they set the rules and guidelines for what has become known as "conforming loans," i.e. those loans meeting GSE criteria for purchase. While the non-conforming segment is growing as a percentage of total loans, conforming loans currently remain the majority of loans closed, and it is the conforming loan programs that are the basis of LION's key product, Loan Search, as explained below.

           CUSTOMER BASE

           The three shaded boxes in the above schematic diagram, mortgage brokers, wholesale lenders and industry affiliates, constitute LION's principal subscriber base, and therefore the Company's primary sources of revenue. * Each is discussed below in more detail.

           Mortgage Brokers. A 1994 study conducted for the National Association of Mortgage Brokers ("NAMB") concluded that there were approximately 23,000 mortgage brokerage firms in the country as of December 31, 1994. The study indicated that the figures were conservative, and that the actual number of firms is likely to be higher. Data from both states that require both the brokerage firm and the individual loan officers to be licensed, and the 1994 NAMB study, indicate that, on average, there are 6-7 loan officers per firm. Assuming 23,000 firms and an average of 6-7 loan officers per firm, a total market of 150,000 loan officers appears to be a conservative estimate of the total market.

           Mortgage brokerage firms include many sole practitioners and small firms and a limited number of large firms. With the exception of a handful of large firms who have 50-100 loan officers in one location, even the very large firms tend to be spread out geographically, with no more than 10-25 loan officers in a single office. In addition, many brokers associated with a firm operate much like sole practitioners, paying a percentage of their commission in return for use of the office facilities, advertising, and access to lenders with whom the firm is approved to do business. Some work from their homes.

           There has been a growing trend toward consolidation in the industry through franchises and, more commonly, "net branch" arrangements. Under these arrangements the central office handles compliance and administrative issues and provides a brand name and professional marketing materials, allowing the small brokerage operation to focus on dealing with clients. The Company believes this trend favors LION because these firms tend to actively look for ways to use technology to increase efficiency.*

           Retail lenders have their own staff of loan officers and loan processors to deal with the consumer. When they quote mortgage rates, they quote a "retail" rate that includes a fee up front which is intended to include enough to cover the cost of supporting this staff. The fee is referred to as "points", with each point equaling 1% of the loan amount. In contrast, wholesale lenders do not incur these staffing costs, since they rely on brokers to

------------------
* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations due to factors described in "Business--Risk Factors," and elsewhere in this registration statement.


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

interface with the consumer. Hence, they quote a "wholesale" rate, which tends to be about 1-1.5 points less than the retail rate. This allows the mortgage broker to "mark up" the loan by that amount as its fee and still compete with the retail lenders. For instance, the retail rate might be 8% with two points, but the wholesale rate might be 8% with one point. The mortgage broker shows his client 8% with two points, paying one point to the lender and keeping one point as his fee.

           Brokers vary in how they decide how much to mark up the loan. Some use a flat amount for most loans, such as 1%. Others may consider such factors as loan size, price sensitivity of the client, difficulty of placing the loan, and/or the extent to which price competitiveness is or is not part of their strategy.

           Brokers typically deal with a number of lenders. Most brokers report that they concentrate most of their business with a few lenders, typically about five, although they may be "approved" to do business with 20-30 or more, and may receive daily rate information from 50 or more. One of the reasons they typically concentrate their business with a few lenders is that keeping up with lender program and pricing changes through daily faxes is so inefficient that, as a practical matter, they can only monitor 3-5 lenders on a regular basis.

           Rates are important to the broker for two reasons. First, to varying degrees, their customer may be price sensitive. The broker needs to be competitive relative to the retail lenders and other brokers. Second, the rate can affect the amount of fee the broker earns. In some cases, if the broker knows a customer is satisfied by a particular interest rate, the broker's fee can be increased if a wholesale rate can be found that is lower than the one which originally served as the basis for the quote. Alternatively, if a broker cannot find a low enough rate, the broker's fee may have to be cut either to compete with another loan the customer has been offered, or to bring the loan down to a rate that will allow the customer to qualify.

           Some brokers are very "price sensitive." They aggressively shop lenders for price, and price will be the major factor in deciding which lender to select for a given loan. In most cases they will choose from the lenders with whom they are approved. Occasionally, if they find an attractive rate from a lender with whom they are not currently approved, they will try to become approved in order to place a particular loan. However, seeking a new lender relationship in the midst of a loan placement is risky, because the loan may be delayed or may not close at all as a result of the time required to obtain approval and the possibility of not being approved.

           The typical mortgage brokerage firm receives faxes each morning from anywhere from 5 to as many as 50 or more lenders. Sometimes the most often used faxes are posted on a wall or copied and distributed throughout the office. Many are simply piled up or even discarded. When the broker provides a quote for a particular client, he will check the faxes to determine the current rates for the kind of program the client has requested or the broker is suggesting. For many common conforming loans, every conforming lender offers the program and brokers will typically check only their usual lenders. For loans that are done by conforming lenders but are not as common, with issues making clients marginal candidates for a conforming lender, or for loans that clearly are non-conforming, brokers often have to consult the remaining fax information or call lenders which provide a solution for the particular situation. Because each lender's rate sheet is formatted differently from the others, finding programs on rate sheets with which the loan officer is unfamiliar is time consuming.

           Historically, the process of checking rates and fees and choosing a lender has been a manual and inefficient one. LION's service is designed to make this process dramatically more efficient, and to give the broker the best opportunity to be competitive. Some rate information is now available elsewhere on the Internet, but the Company believes the LION website is currently the only place where all of the key indicators relevant to mortgage brokers appear together in one, easily readable format.

           Wholesale Lenders. LION's lender customers are primarily "wholesale" mortgage lenders, who operate through independent mortgage brokers. The mortgage brokers work directly with the consumer seeking a mortgage loan, gather the documentation needed to complete the application, and submit the application to the


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

lender for approval. If the loan is approved, the lender then funds the mortgage at closing. Some of the wholesale lenders also have a separate "retail" operation that works directly with the customer. In some cases, that retail operation can operate as a broker and place loans with other wholesale lenders. The wholesale lenders market to brokers by attending state and national broker association trade shows, having their sales reps call on brokers, advertising in trade publications, and by direct mail and direct broadcast fax solicitation.

           In any given market, typically 50-75% of the wholesale lenders, and probably a larger percentage of the loan volume, are either national or large regional lenders who operate in many states. The remaining lenders are local or limited to a few markets.

           Lenders are further segmented into "conforming" and "non-conforming" (also known as "sub prime"). Strictly defined, a "conforming loan" is one that meets the requirements set by Fannie Mae and Freddie Mac for loans these GSEs will purchase from lenders. Conforming loans must meet GSE criteria for loan size, credit standing of the borrower, borrower income relative to the loan payment, loan amount to value of property, type of property, and with respect to specific documentation required to prove they meet these requirements.

           Conforming lenders deal primarily in conforming loans, but will also offer programs for loans that meet most of these requirements but fail to meet one or two. For instance, many will offer programs for "jumbo" loans, those that exceed the maximum loan size for conforming loans (currently $227,150), and many will accept less rigorous documentation. The lenders cannot sell these loans to the GSEs . They can either keep these loans in their own portfolios or sell them to entities other than the GSEs such as conduits who do purchase loans that have these characteristics.

           "Non-conforming lenders" deal in loans that do not meet the requirements for purchase by the GSEs. These lenders work with borrowers who have had some level of credit problems in the past (known as "A minus, B, C or D" rated credit), with borrowers whose ratio of loan payment to income is higher than allowed under conforming rules, or who may be purchasing a property type that is not permitted under conforming rules, such as a log home or certain condominiums. These non-conforming loans are considered to be higher risk, and therefore command higher fees or rates.

           Each lender typically offers many "programs." A program is a loan with a particular set of terms. For example, typically there will be some 30-year fixed rate programs, some 15-year fixed rate programs, and some adjustable rate mortgage ("ARM") programs. The rates and terms for each of these may vary by size of loan, kind of property, credit rating of the customer, loan amount compared to property value, and other factors. The many combinations of these variables result in lenders typically having 13-18 different programs, and some having up to 50 programs, that they offer to the brokers. Furthermore, each program typically has a "matrix", or array of rates available depending upon the points the borrower pays. For instance, a 30 year fixed rate program might be priced at 7% if the borrower pays one point up front, but at 6-3/4% if he pays two points up front. The pricing matrix may also have standard amounts by which the stated fees or rates increase or decrease based on certain factors. For instance, for condominium loans, 1/4 point might be added to the fee; or for loans over $125,000, 1/8 might be subtracted.

           Industry Affiliates. Another potential market consists of companies who sell services or advertising to lenders, brokers, or consumers seeking mortgage loans. These companies, particularly the industry-specific ones who tend to advertise in the industry print media to mortgage brokers or lenders, are potential advertisers on the LION website. Examples include title insurance companies, credit reporting agencies, escrow service companies, flood insurance companies, mortgage insurance companies, appraisers, origination software companies, mortgage associations, training companies, and other general vendors to small businesses, such as cell phone companies, business insurance agencies, pager companies, copier companies and general computer hardware and software companies.


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SERVICES AND PRODUCTS

           MORTGAGE BROKER PRODUCTS

           The LION service is available to mortgage brokers over the Internet at www.lioninc.com. Monthly broker subscription fees are the Company's largest source of revenue, and are expected to be the predominate source of revenue in the foreseeable future. *

           The LION subscription service includes the following main features:

           LOAN SEARCH. "Loan Search" is the single most important feature of the LION system. Instead of wading though a pile of rate sheets and manually adding or subtracting adjustments, mortgage brokers simply pull up the LION website on their personal computer and fill out a simple form. They enter into the form any of up to 50 conforming credit loan variables that describe the program they are interested in locating for the client. Loan Search then conducts a search of the programs in the LION database that fit the criteria that were entered and provides a list of the suitable programs, ordered by rate, showing the lender, the rate, and other key characteristics. This feature is the foundation of the LION service, the key time saver for the broker, and the primary reason most brokers subscribe.

           LOAN~LINK. Non-conforming loans do not fit as readily into a search format as conforming loans because lenders are not consistent in what they view as A-, B, C or D credit ratings. Therefore, instead of a loan search, LION offers a service called "Loan~Link" for brokers who do non-conforming loans. With Loan~Link, brokers fill out a form containing basic borrower and transaction criteria. They then select the lenders to whom they would like to send this information. LION sends the completed form by email or by fax to the lenders selected by the broker. The lenders who are interested in the transaction respond back to the broker.

           DAILY MARKET COMMENTARY. This is a concise but comprehensive review of the prior day's and early morning rate activity, events and upcoming economic indicator reports with commentary about implications for the mortgage market. The summary is created early each morning by condensing information from a variety of periodicals and online service reports. Some subscribers purchase the LION service solely to have access to this feature.

           15-MINUTE KEY RATE UPDATES. The 15-Minute Financial Market Snapshot is currently the only place where you can find all of the key financial market indicators that are most relevant to the mortgage industry concisely presented in one clear chart, updated every 15 minutes.

           RATESHEETS ON DEMAND AND DOCUMENTS ON DEMAND. Brokers can pull up lender ratesheets and other documents, view them on the screen, download them to their PC to print, or have them sent directly to their fax machine.

           Brokers have two choices when purchasing LION. They may choose an individual subscription for just one user; or a corporate account suitable for multiple users. The corporate account is discounted at increasing percentages in proportion to the number of users. To date most LION customers are individual subscribers.

------------------
* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations due to factors described in "Business--Risk Factors," and elsewhere in this registration statement.


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

           The Company is currently unable to prevent a user from sharing their password with another. However, there are two ways in which LION can potentially detect unauthorized use, one of which at least prevents broad abuse. The primary method is monitoring the number of "hits" by password. An average user will have about 100 website hits per month. The heaviest individual users will typically not exceed 300 hits in a month. When numbers consistently above that are detected, the subscriber receives a call from a LION sales rep informing the subscriber that based on the usage, it appears that the password has been compromised. The password is then changed, which typically resolves the problem.

           The Company is also flagged when a customer submits a Loan~Link lender request and asks that the lender response be directed to someone other than the customer of record. In this case, the third party is informed that only the owner of the password is authorized to use the service, but that LION stands willing to provide the third party with its own individual subscription.

           An alternative source of revenue for LION is derived from developing Internet homepages for brokers. This is a secondary product which generates modest incremental revenue.

           LENDER PRODUCTS

           Lender Homepages. After broker subscription fees, lender homepage fees are the next largest source of revenue. The Company believes that in order to have a Loan Search product that can replace faxed ratesheets and a product that brokers view as useful and of high quality, Loan Search must contain most of the lenders in the market. Accordingly, lenders are allowed to post up to ten
(10) loan programs in Loan Search at no cost. Some lenders are content just to have the exposure of ten programs at no cost. Others see LION as presenting a marketing opportunity to a desirable segment of the broker market, and wish to maximize their exposure by either creating an Internet homepage or linking to their pre-existing homepage. These lenders pay monthly fees, and a setup fee for creation of a homepage or for any features they want added to their homepage.

           LION has created websites for a number of lender wholesalers in the country. A LION generated homepage will typically include a mission statement of the lender, rolodex of contacts, ratesheets, a Loan Search that contains only its own programs, documents and forms needed to submit loans, and a section of current announcements or program promotional material.

           A button leading to the lender's homepage appears next to the lender's name in the program details section of Loan Search, in the lender list in Loan~Link, and in the LION rolodex. Rotating banners on various LION pages also give additional links to lender homepages.

           Lenders with pre-existing homepages have the same access to LION customers as if their homepage had been created by LION. Additionally, they can select any of the LION features, like Loan Search, and have it added to their homepage.

           Access to LION as a subscriber also has value to a lender. Lenders frequently do "market surveys" to see how their rates compare to other lenders. With LION, they simply do a search to see how they stack up against other lenders. For a monthly flat fee, LION offers to lenders a "package" consisting of posting the lender's ratesheet in its Ratesheets on Demand product, and login and password access to the LION system.

           RETAIL PRODUCTS

           The mortgage broker and mortgage lender products described above feature electronic posting and access of wholesale mortgage rates and fees. The Company has recently released a retail version of its loan search capacity wherein a mark up is added to the wholesale rate information.


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

           The first targeted market for this retail priced database is the professional real estate community. LION has entered into an agreement with the Middle Tennessee Multiple Listing Service to launch this product into their market in November 1998. This launch is viewed by LION as a test market of the new product. In the event things go well with the Tennessee test, the same service will be offered to other real estate multiple listing services nationwide. It is anticipated the retail version of LION's database offered to real estate multiple listing services may evolve into another retail version that will be offered to the general population at a future date.

           BANNER ADVERTISING

           The current LION system has 15 rectangular banner locations that are available as advertising spots. These can be linked to a homepage or other marketing material. A monthly fee is charged for these sites, the amount of which depends upon the frequency of the page hits and the location on the page. Purchasers of LION advertising have included major lenders, industry affiliates selling services to brokers, and Fannie Mae. As page hits rise with the growing subscriber base, the value of the banner ads is expected to rise proportionately.*

SALES AND MARKETING

           Of LION's principal subscriber base, consisting of mortgage brokers, wholesale lenders and industry affiliates, mortgage brokers currently constitute the largest source of revenue and the Company believes they represent the largest potential source of future revenues.* As the broker subscriber base grows, it is expected that the lenders and affiliates seeking access to that broker base will follow. Consequently, most of the marketing effort is devoted to the broker group. LION seeks to focus its marketing efforts or increase its visibility to this group in a number of ways:

           TELEMARKETING. LION maintains a telephone sales force in two telemarketing offices, one at the corporate offices in Mercer Island and another in Spokane, Washington. The sales staff is compensated on a commission basis after an initial three-month internship. Sales reps make telephone solicitations, handle inbound phone inquiries and contact brokers who register for the Company's service from the LION website.

           TRADE SHOWS. The larger state mortgage broker associations conduct annual conventions or trade shows which include a schedule of speakers and/or workshops, and an exhibition hall where lenders and industry affiliates promote their products from booths. At many of these shows LION has been presented as a speaker or panelist on topics related to mortgage technology or the Internet.

           TRADE JOURNALS ADVERTISING AND ARTICLES. There are about a dozen publications aimed at the mortgage industry, of which three focus most narrowly on mortgage brokers and provide the broadest coverage of that segment, Origination News, Mortgage Originator, and Mortgage Press. The first two are national publications with approximately 19,000 and 9,000 subscribers respectively. Mortgage Press publishes a state association periodical for 25 states, and distributes the issues at no cost very broadly to an estimated audience of over 200,000. Starting in September and October 1997, LION began a year-long program of quarter to half-page ads in each publication. In addition, senior managers of the Company have contributed articles on the use of the Internet by brokers and lenders to industry trade journals such as Secondary Marketing Executive, Mortgage Press and Mortgage Matters.

           PRESS RELEASES AND OTHER PRESS COVERAGE. The Company issues press releases on product introductions and changes, upon entering new states with a database, and upon achieving certain milestones, such as
------------------
* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations due to factors described in "Business--Risk Factors," and elsewhere in this registration statement.

           receiving 600,000 hits per month on its websites. These appear without cost in various industry trade journals. LION has also been the subject of published reviews of mortgage technology products, quoted in trade journals and been the subject of articles written about the Company.

           SPEAKING ENGAGEMENTS. Representatives of the Company from time to time speak at other industry functions not connected to broker trade shows. As the Company has become increasingly known for its Internet expertise, the significance of these engagements has grown. As an example, in November 1997 the Company's National Sales Manager was asked by the Mortgage Bankers Association to organize and lead a panel discussion on wholesale lender webpages at the MBA's annual Mortgage Technology Conference for Senior Executives.

           BROADCAST FAX ADVERTISING. Mortgage brokers are particularly accustomed to receiving solicitations by fax in the form of daily ratesheet distributions by lenders. The Company has developed a series of broadcast fax advertisements for the mortgage broker industry.

           LENDER REFERRALS. A number of the lenders for whom LION has made websites have been actively promoting their websites to their approved brokers.

           STATE ASSOCIATION MARKETING AGREEMENTS. LION has entered into agreements with the state mortgage broker associations in five major broker states, California, Colorado, Illinois, Maryland and New York. The agreements vary, but generally LION receives membership lists of broker contacts, speaking engagements and some form of official recognition or endorsement in return either for paying to the association a percentage of LION revenues received from state members, or for offering members a discount on their LION subscriptions, and in some cases for maintaining an association website.

           DATA FEED TO ORIGINATION SOFTWARE COMPANIES. In certain cases, LION enables its loan program data information to feed directly to the LION member via the member's processing software. Any third party agreements with the processing software vendor will provide LION with a mechanism to market to the vendor's customer. The four largest processing software vendors combined represent approximately 23,000 broker companies. It is estimated that each of these companies average between 5 and 7 broker sales reps. This functionality will be released in the 4th quarter of 1998 via an agreement with BYTE Software, a processing software vendor in the local Seattle, WA area. As a result, the LION service will be displayed to those entities currently using the third party software, provided they also subscribe to LION's services.

           LISTING WITH SEARCH ENGINES. As is common with Internet sites, LION has arranged to be listed in all of the major "search engines." The LION URL appears as a search result if the user enters key words such as "mortgage" or "wholesale mortgage rates." A significant number of brokers, who subscribe to the Company's services, report finding the site while "surfing the Net."

           NON-MEMBER SECTION AND ONLINE REGISTRATION. Most of the features of the LION site are password protected, however a new broker visiting the website without yet having a password is able to visit selected non-member sites. The visitor is guided through various features, illustrated with "screen captures" of Loan Search and Loan~Link, with explanations of the LION service, testimonials of current subscribers, and a form that allows the broker to register online.

RESEARCH AND DEVELOPMENT

           During the nine-month period ended September 30, 1998, and the years ended December 31, 1997 and 1996, the Company did not incur costs related to research and development activities.

COMPETITION

           The market for Internet-based services and products is relatively new, intensely competitive, rapidly evolving and subject to rapid technological change. There are no substantial barriers to initial entry, and the Company expects competition to persist, intensify and increase in the future.

           The Company is aware of certain attempts to develop a searchable database of wholesale loan programs, for example those developed by Alltel, FNMA and a local Southern California firm. To the Company's knowledge, none of these have met with significant commercial success. The FNMA loan search program has been discontinued. One company offers a "bidding room" service, by which lenders can bid on loans packaged by mortgage brokers. It is unclear whether this service will become popular or whether it will be a competitive service to LION. With limited exception, the primary competition continues to be the traditional faxed ratesheet.

           The Company believes that the need for the participation of a significant majority of lenders in order to make a quality product for brokers creates a barrier to entry for new competitors. Although the need for lender participation was an obstacle to the Company's initial marketing efforts, LION now has over 300 participating lenders. Management anticipates that new competitors will face significant ramp-up times in making a competitive product successful, and believes the Company will remain in a good competitive position as long it continues to maintain the quality of its product and its relationships with lenders, brokers and state associations.* To the extent competitors emerge, the Company intends to compete on the basis of product performance, product features, quality, reliability, price and its unique knowledge and experience in the mortgage broker industry.

           Nevertheless, potential competitors include large industry players with longer operating histories, substantially greater market presence and name recognition, larger installed customer bases and significantly greater financial, technical and marketing resources than the Company. In addition, the Company believes that new competitors, or those with the ability to bundle services and products with Internet connectivity services could enter the Company's market, resulting in even greater competition for the Company. The Company's ability to compete successfully will depend, in large part, on its ability to continually enhance and improve its existing products and services, to adapt its products and services to the needs of its customers and potential customers, to successfully develop and market new products, and to continually improve its operating efficiencies and lower costs. There can be no assurance that the Company will be able to compete successfully, that competitors will not develop technologies or products that render the Company's products obsolete or less marketable, or that the Company will be able to successfully enhance its products, develop new products or lower costs, when and as needed. Increased competition, price or otherwise, could result in erosion of the Company's market share, and may require price reductions and increased spending on marketing and product development. Increasing competition for the Company's services could have a material adverse effect on the Company's business, operating results and financial condition.

           With respect to its business of developing homepages for wholesale lenders, the competition includes a broad universe of website makers. Because developing homepages is an ancillary business for LION, providing modest incremental revenue from an existing customer base, a competitive challenge in this area is not expected to have a material adverse effect on the Company's business. However, to the Company's knowledge, LION is the only firm specializing in creating wholesale lender homepages. Websites created by LION include 20 of the country's top 25 wholesale lenders, ranked by total dollar amount of their funded loans. LION is able to offer the lender links to its Loan Search program, which already contains the lender's updated ratesheet information and access to a mortgage broker audience.

------------------
* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations due to factors described in "Business--Risk Factors," and elsewhere in this registration statement.

GOVERNMENT REGULATIONS

           The Company is not currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally, and there are currently few laws or regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing and characteristics and quality of products and services. There can be no assurance that the enactment of laws affecting telecommunications will not decrease the growth of the Internet, which in turn could decrease the demand for the Company's products and services, increase the cost of doing business, or otherwise have an adverse effect on the Company's business, operating results or financial condition. Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, libel and personal privacy is uncertain. The Company cannot predict the impact, if any, that future regulation or regulatory changes might have on its business.

PROPRIETARY RIGHTS

           The Company relies on a combination of copyright and trademark laws, trade secrets, software security measures, license agreements and nondisclosure agreements to protect its proprietary technology and software products. The Company has a variety of registered Internet domain names. The Company currently has no federally registered trademarks or service marks, nor is it the owner or assignee of any domestic or foreign patents. There are no trademark or service mark applications or patent applications pending. The Company cannot be certain that others will not develop substantially equivalent or superseding proprietary technology, or that equivalent products will not be marketed in competition with the Company's products, thereby substantially reducing the value of the Company's proprietary rights. Furthermore, there can be no assurance that any confidentiality agreements between the Company and its employees or any license agreements with its customers will provide meaningful protection for the Company's proprietary information in the event of any unauthorized use or disclosure of such proprietary information.

           Although the Company believes that its trademarks and proprietary technology do not and will not infringe patents or violate proprietary rights of others, it is possible that its trademark and proprietary rights may not be valid or that infringement of existing or future patents, trademarks or proprietary rights of others may occur. In the event the Company's products infringe proprietary rights of others, the Company may be required to modify the design of its products, change the name of its products or obtain a license. There can be no assurance that the Company will be able to do so in a timely manner, upon acceptable terms and conditions, or at all. The failure to do any of the foregoing could have a material effect upon the Company. In addition, there can be no assurance that the Company will have the financial or other resources necessary to enforce or defend a patent infringement or proprietary rights violation action. Moreover, if the Company's products infringe patents, trademarks or proprietary rights of others, the Company could, under certain circumstances, become liable for damages, which could have a material adverse effect on the Company.

SUBSIDIARY

           The Company conducts its operations through its wholly-owned subsidiary, LION, Inc. LION employs personnel, markets, operates, maintains and provides the technical and creative services for the Company's products and services.

EMPLOYEES

           As of September 30, 1998, the Company had 50 full-time associates, which included 22 commissioned marketing associates. The Company's future success will depend, in part, on its ability to continue to attract, retain and motivate highly qualified technical and management personnel, particularly highly skilled technical engineers involved in new product development, for whom competition is intense. From time to time, the Company may employ independent consultants or contractors to support its research and development, marketing, sales and support and administrative organizations. The Company's employees are not represented by any collective bargaining unit, and the Company has never experienced a work stoppage. The Company believes its relations with its employees are good. See "Risk Factors--Ability to Manage Growth."

RISK FACTORS

           The following factors, among others, should be considered carefully in evaluating the forward-looking statements made by the Company in this registration statement and in evaluating the Company's business before making a decision concerning the purchase of its securities.

           PRODUCT QUALITY AND DEVELOPMENT

           In order for LION to be perceived as a viable replacement for the current manual and paper methods of monitoring rates and fees and contacting lenders, the service must provide accurate and timely information on a consistent basis, particularly in the Loan Search database. Other measures of quality include the construction of each new database so it has sufficient lender participation, continuing Loan~Link follow up to assure high response rates from lenders, and timely posting of lender ratesheets. These services need to be maintained at high levels for maximum market penetration. To date, LION's quality control procedures in each of these quality areas have been successful, and management intends to continue the process of refining them on an ongoing basis.

           The principal amount of the Company's future revenues in the near term is expected to be derived from the sale of services to the mortgage brokerage industry. Additional fees are expected to be generated from website development, and from the sale of advertising services and other products through its websites. The Company's success is dependent on continued end-user acceptance of the Company's services and products, as well as the Company's ability to design, develop, test and support new services, products and enhancements on a timely basis that meet changing customer needs and respond to technological developments and emerging industry standards. There can be no assurance that the Company will continue to maintain adequate quality control procedures, develop and market new products and enhancements that meet changing customer needs, or respond to technological developments and emerging industry standards.

           DEPENDENCE ON THE INTERNET; RISK OF TECHNOLOGICAL CHANGE

           Although the performance of the Company's products and services is critical to the Company's reputation, the Company is dependent on the Internet and third-parties for access to its products and services, such as Internet service providers, Internet backbone providers and Web browsers. Users may experience difficulties due to system failures unrelated to the Company's systems, products and services. The occasional Internet disruptions which occur for brief time periods have not created a problem for the Company's services. If the Internet were to become regularly unavailable for many hours at a time, or its ability to handle traffic loads deteriorate enough to cause frequent unavailability or very slow response times, there would be less traffic to the Company's website and the perception of the quality of the LION product could suffer. To date, the Internet has proven highly resilient and responsive to rapid growth in its use, and many of the world's telecommunications, software and hardware companies are continually investing in capacity and improvements.

           Furthermore, the Company's current products and services are designed around certain standards, including, for example, security standards, and current and future sales of the Company's products and services may be dependent on some industry standards. There may be additional costs of unknown proportions in meeting and complying with software standards. In addition, there can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of new products and enhancements, or that its new products and enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. As the Internet develops, it is possible that incompatibility or lack of appropriate features could impact the Company's business.

           Sales of the Company's products are expected to depend in large part upon a robust industry and infrastructure for providing Internet access and carrying the rapidly increasing Internet traffic. Certain critical issues concerning the commercial use of the Internet (including capacity to handle projected increases in traffic, security, reliability, cost, ease of use, access, and quality of service) remain unresolved and may impact the growth of Internet use. The Internet may not prove to be a viable commercial marketplace because of inadequate development of the necessary infrastructure, such as a reliable network backbone or timely development of complementary products, such as high speed modems. Because global commerce and on-line exchange of information on the Internet and other similar open wide area networks are new and evolving, it is difficult to predict with any assurance whether the infrastructure or complementary products necessary to make the Internet a viable commercial marketplace will continue to be developed, or if developed, that the Internet will remain a viable commercial marketplace. In addition, the widespread adoption of new Internet or telecommuting technologies or standards, could require substantial expenditures by the Company to modify or adapt its products and services. In this case, the new Internet or telecommuting services or enhancements offered by the Company could contain design flaws or other defects. Although the Company expects to be responsive to changes in the Internet or technology, there can be no assurance that the Company will be successful in achieving widespread acceptance of its services before competitors offer products and services with speed and performance equal or greater than the Company's current offerings. The growth or change of the Internet, or adoption of new technologies could have a materially adverse affect on the Company's business, operating results and financial condition.

           DEPENDENCE ON MORTGAGE BROKERS AND MORTGAGE BROKERAGE INDUSTRY

           LION's most critical customer is the mortgage broker. Customer agreements are short-term and renewable. There can be no assurance, however, that these subscribers will continue to participate in the LION program, or that the Company will be able to attract new mortgage brokers at rates sufficient to maintain a stable or growing revenue base. Furthermore, market acceptance of the Company's products and services by the mortgage broker community is currently substantially dependent upon adoption and use of the Internet for commerce and communications. The use of the Internet by those individuals and enterprises which have historically relied upon faxed ratesheet information, generally requires the acceptance of a new way of conducting business and exchanging information. Ultimately, there can be no assurance that the market for the Company's products and services will continue to develop as expected. If the mortgage broker market develops more slowly than expected or becomes saturated with competitors, or if the Company's products and services do not continue to achieve market acceptance, the Company's business operating results and financial conditions may be materially adversely affected.

           During the last 15 years, the mortgage brokerage industry has grown from infancy to capturing more than half of the mortgage origination market, and the current trend shows continued gains. While there are no clear threats that would cause one to conclude today that the industry will not continue to thrive, the health of the industry is important to LION's future, and there are potential risks. These include potential lawsuits over broker and wholesale lender compensation systems, increased regulation that may add costs or limit profitability, and possible changes in how consumers obtain mortgages, possibly driven by technology or by efforts to standardize and automate the mortgage process. Any of these may reduce the overall share of the market handled by mortgage brokers, which could materially adversely affect the Company's business.

NO ASSURANCE OF PROFITABILITY

           The Company is experiencing increased revenues but had not reached profitability as of September 30, 1998. During the first nine months of 1998, the Company had a net loss of $903,504, and had net losses in each of the prior fiscal years. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in new and rapidly evolving markets. To address these risks, the Company must, among other things, respond to competitive developments, continue to attract, retain and motivate qualified persons, and continue to upgrade its technologies and commercialize products and services incorporating such technologies. There can be no assurance that the Company will be successful in addressing these risks or that the Company can be operated profitably, which depends on many factors, including the success of the Company's marketing program, the control of expense levels and the success of the Company's business activities.

           POSSIBLE UNDERCAPITALIZATION AND NEED FOR FUTURE FINANCING

           The Company anticipates that a significant portion of its near-term capital resources will be provided through the exercise of outstanding warrants issued in prior securities offerings, which are exercisable at prices ranging from $.25 to $.50. The perceived value of these warrants at any given time is related to the market price of the Company's common shares, which trade over the counter through the OTC Bulletin Board. If the Company is unable to obtain anticipated financing through the exercise of warrants, there can be no assurance that the Company will be able to successfully implement its business plan or meet its working capital requirements. In addition, the Company may experience rapid growth and may require additional funds to expand its operations or enlarge its organization. While the Company intends to explore a number of options in order to secure alternative financing in the event this anticipated financing is not obtained or is insufficient, there can be no assurance that additional financing will be available when needed or on terms favorable to the Company.

           DEPENDENCE ON MANAGEMENT AND CHIEF ENGINEER

           Shareholders of the Company are fully dependent on management to conduct the Company's business. Success of the business depends on the skills and efforts of management and, to a large extent, on the active participation of the Company's executive officers and key employees. With respect to the Company's proprietary software, while partial backup has been provided by the three other full-time company engineers, currently there are portions of the database management and development that rely solely on Sam Ringer, who is the author of the LION software. The Company is in the process of creating the engineering redundancy that will reduce the reliance on one individual, but has not completed this task. Furthermore, the Company has not entered into employment agreements with these officers and significant employees. The Company provides stock options, which currently serve to retain and motivate key employees. However, the inability to attract, retain and motivate qualified engineers or other skilled employees could adversely affect Company business.

           SYSTEMS BACKUP; SECURITY RISKS

           The Company has in place comprehensive data tape backup procedures for its operational and administrative databases. The Company's replication software provides a high level of hardware backup for the database by duplicating the database across several powerful PCs. To provide additional security, LION in 1998 contracted to move the servers to a separate protected environment. Later, the Company intends to add a duplicate remote location that would provide the ability to survive a natural disaster or other event so severe that it could penetrate the protected environment. However, the Company is dependent on hardware and other equipment and services used for its system database. Despite protective measures, the system could be vulnerable to damage from floods, fire, earthquakes, power loss, telecommunications failures, break-ins and similar events.

There can be no assurance that a system failure would not adversely affect the success of the Company's products and services.

           Despite the implementation of security measures, the Company's systems may be vulnerable to unauthorized access, computer viruses and other disruptive problems. The Company could experience interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others. Unauthorized access might lead to interruptions, delays or cessation in service to subscribers or deter potential subscribers. Although the Company intends to implement industry-standard security measures, these measures have been circumvented in the past, and there can be no assurance that measures adopted by the Company will not be circumvented in the future. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to the Company's subscribers, which could have a materially adverse affect on the Company's business, operating results and financial condition.

           COMPETITION

           As discussed above, the market for Internet-based services and products is relatively new, intensely competitive, rapidly evolving and subject to rapid technological change. There are no substantial barriers to initial entry, and the Company expects competition to persist, intensify and increase in the future. The Company believes that the more market penetration LION achieves, the higher the barrier to entry will become for anyone contemplating a similar system. However, there can be no assurance that competitors will not develop technologies or products that render the Company's products obsolete or less marketable, that the Company will be able to compete successfully, that the Company will be able to successfully enhance its products, or develop new products or lower costs, when and as needed.


           LACK OF DIVERSIFICATION

           The Company does not intend to invest at this time in any other assets, businesses, or securities other than what is described in this registration statement. The Company will be subject to the risks associated with lack of diversification.

           PROPOSED EXPANSION AND ABILITY TO MANAGE GROWTH

           The Company intends to expand its current level of operations. Expansion of the Company's operations will be dependent upon, among other things, its ability to: (i) achieve significant market acceptance for the Company's products and services; (ii) hire and retain skilled management, marketing, technical and other personnel; (iii) successfully manage growth, if any (including monitoring operations, controlling costs, and maintaining effective quality controls); and, (iv) obtain adequate financing when needed. The Company's prospects for future growth will be largely dependent upon its ability to achieve significant penetration of its products and technologies in targeted mortgage broker markets, to successfully market its concepts, to develop and commercialize applications of its technologies for the market and to enter into strategic alliances with third-parties in connection with the exploitation of its technologies. The Company could also seek to expand its operations through acquisitions; although the Company has no current intention, agreements, understandings or commitments and is not engaged in any negotiations to acquire any company.

           The Company's proposed expansion may result in new and increased responsibilities for management personnel and may place a increased strain upon the Company's management, operating, software, financial systems, and resources. To compete effectively and to accommodate growth, if any, the Company may be required to continue to implement and to improve its management, operating and financial systems, procedures and controls on a timely basis and to expand, train, motivate and manage its employees. There can be no assurance that the Company's personnel, systems, procedures and controls will be adequate to support the Company's existing and future operations.

FORWARD-LOOKING STATEMENTS

           A number of the matters and subject areas discussed in the preceding "Risk Factors" section that are not historical or current facts deal with potential future circumstances and developments. The discussion of these matters and subject areas is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from the Company's actual future experience involving any one or more of these matters or subject areas. The Company has attempted to identify, in context, certain of the factors that it currently believes may cause actual future experience and results to differ from its current expectations regarding the relevant matter or subject area. The operation and results of the Company's Internet business also may be subject to the effect of other risks and uncertainties in addition to the relevant qualifying factors identified in the "Risk Factors" section, including but not limited to:

           o The availability of adequate quantities of system infrastructure and subscriber equipment and components to meet the Company's service deployment, marketing plans and customer demand, the success of efforts to improve and satisfactorily address issues relating to information transmission and system performance;

           o The ability to achieve market penetration and average subscriber revenue levels sufficient to provide financial viability to the Company's business;

           o The quality and price of similar or comparable Internet services offered or to be offered by the Company's competitors.


                      MANAGEMENT'S DISCUSSION AND ANALYSIS

           The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Financial Statements and the related Notes thereto included elsewhere in this document. This discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors including, but not limited to, those set forth under "Risk Factors" and elsewhere in this document.

OVERVIEW

           LION was founded as a dial-in service in the local Seattle market in 1991 under the name MISI (Mortgage Information Systems, Inc.). MISI was created as an alternative to the frustrating inefficiency that mortgage brokers went through while trying to keep up with wholesale lenders' loan programs and daily rate changes using a high volume of faxes that arrived at their offices each morning. One of the first tools that was designed by MISI was "Loan Search". "Loan Search" allowed subscribing brokers to dial into the MISI system, enter data that defined the kind of loan they were seeking and immediately see a list of lenders who offered that loan, along with their rates for that day.

           Because MISI operated over regular phone lines, rather than the Internet, a broker in the local area code accessed the service with no phone charge but a broker outside the area incurred long distance charges. The long distance charge made the service uneconomical outside the local Seattle area. Therefore, MISI was limited to being a small local business. The advent of the Internet, with its low flat monthly access rate, removed the long distance cost as a barrier and created the opportunity to take the service nationwide. In 1995, the Company obtained the name Lenders Interactive Online Network (LION) and rewrote the MISI software to enable it to be delivered over the Internet.

           Marketing of an early, incomplete version of the Internet based LION service began in late 1995 in Washington, Oregon and California. At that time few brokers had Internet access. By mid 1996, a small telemarketing sales force of three was adding about 20 new broker subscribers to LION per month. In the second half of 1996 the Company completed more of the software that makes up the LION service of today, began more aggressive marketing, and started to expand to other western states. At the same time, the popularity of the Internet was growing, and more and more brokers were embracing it. By the end of 1996 LION was adding over 100 new subscribers per month, compared to 20 at mid year. In 1997 the Company continued to enhance the functionality of the site, added sales staff, increased the marketing efforts with broadcast fax and print advertisements, and expanded geographically. As of September 30, 1998, the Company had over 3400 subscribers. The following table summarizes additional statistics about LION:

                                          At September 30,       At December 31,
                                          ----------------      ----------------
                                          1998       1997       1997         1996
                                          -----      -----      -----        ----
Total broker subscribers                  3,424      1,516      1,947        716
Wholesale lender websites                    68         47         50         35
Regions served in U.S.                       31         13         14          6
LION sales associates                        22         11         13          6
Total LION associates                        50         26         33         19

RESULTS OF OPERATIONS

           The following table summarizes the results of operations for the
Company:

                                         Nine Months Ended                   Year Ended
                                           September 30,                    December 31,
                                        1998            1997            1997             1996
                                     -----------     -----------     -----------     -----------
                                     (unaudited)     (unaudited)
Revenues                             $ 1,271,033     $   597,493     $   892,288     $   438,248

Expenses
    Marketing and administrative         853,261         447,176         677,610         820,604
    Salaries and payroll taxes         1,067,033         868,899       1,224,488         495,137
    Depreciation and amortization         55,953          35,918          51,007          53,891
    Other                                     --              --              --         147,500
    Loss on investment                        --              --              --          73,389
                                     -----------     -----------     -----------     -----------
                                       1,976,247       1,351,993       1,953,105       1,590,521
                                     -----------     -----------     -----------     -----------

        Operating loss                  (705,214)       (754,500)     (1,060,817)     (1,152,273)

Interest expense                        (201,875)        (70,728)       (102,980)        (27,520)
Interest income                            3,585              --              --              --
                                     -----------     -----------     -----------     -----------

Net Loss                             $  (903,504)    $  (825,228)    $(1,163,797)    $(1,179,793)
                                     ===========     ===========     ===========     ===========

NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997

           REVENUES

           Revenues increased to $1,271,000 from $597,000 for the nine months ended September 30, 1998 and 1997, respectively. This represents an increase of $674,000 or 113%. Total revenues of $1,271,000 for the nine months ended September 30,1998 were comprised of mortgage broker fees for $836,000 or 66%, lender fees for $283,000 or 22%, ad banner revenues for $98,000 or 8%, broadcast fax fees for $67,000 or 5% and all other fees and discounts for $(13,000) or
(1)%. Total revenues of $597,000 for the nine months ended September 30,1997 were comprised of broker fees for $277,000 or 46%, lender fees for $182,000 or 30%, ad banner revenues for $19,000 or 3%, broadcast fax fees for 117,000 or 20% and all other fees and discounts for $2,000 or 1%. The increase in revenues was due mostly to the on-going development of the Company's growing base of subscribing mortgage brokers and participating lenders by region throughout the United States. The Company has aggressively expanded its sales force to take advantage of the new demand for its products and services. While broadcast fax revenues will continue to be a smaller part of total revenues, the Company will continue to emphasize growth in its broker, lender and ad banner revenues as its core products and services.

           MARKETING AND ADMINISTRATIVE EXPENSES

           Marketing and administrative expenses are comprised of marketing and advertising costs, outside consulting services, telecommunications expenses and other marketing and administrative related expenses. Marketing and administrative expenses increased to $853,000 from $447,000 for the nine months ended September 30, 1998 and 1997, respectively. This represents an increase of $406,000 or 91%. Marketing and administrative expenses were 67% and 75% of revenues for the nine months ended September 30, 1998 and 1997, respectively. The increase in these costs was due primarily to advertising of LION's products and services in trade journals and publications, management consulting services, accounting and legal expenses related to becoming a "reporting" company with the SEC, investor relations, growth in internal and external telecommunications infrastructure and costs related to increased occupancy. The Company anticipates marketing and administrative costs to grow in absolute dollars as it continues to increase market share with LION's products and services throughout the United States.

           SALARIES AND PAYROLL TAXES

           Salaries and payroll tax expenses increased to $1,067,000 from $869,000 for the nine months ended September 30, 1998 and 1997, respectively. This represents an increase of $198,000 or 23%. Salaries and payroll tax expenses were 84% and 145% of revenues for the nine months ended September 30, 1998 and 1997, respectively. The company has grown to 50 associates at September 30, 1998 from a total of 26 associates at September 30, 1997. Most of the growth has been in the areas of sales and sales support, daily database updating and web site development. Growth in salaries and payroll taxes has been directly related to development and support of the company's growing base of mortgage broker subscribers and participating lenders. In addition salaries and payroll taxes includes a one-time charge to compensation expense of $310,000 for the nine month period ended September 30, 1997. This charge related to stock options granted to a consultant for services rendered. The Company anticipates salaries and payroll expenses will grow as it continues to increase market share.

           DEPRECIATION AND AMORTIZATION

           Depreciation and amortization expenses increased to $56,000 from $36,000 for the nine months ended September 30, 1998 and 1997, respectively. This represents an increase of $20,000 or 56%. Depreciation and amortization expenses were 4% and 6% of revenues for the nine months ended September 30, 1998 and 1997, respectively. The increase was due mostly to telecommunications equipment and computer hardware needed to expand and improve the Company's telecommunications and computer systems infrastructure.

           INTEREST EXPENSE

           Interest expense is comprised mostly of interest on convertible debentures, related party debt and notes payable all accruing interest at 12%. Net interest expense increased to $202,000 from $71,000 for the nine months ended September 30, 1998 and 1997, respectively. This represents an increase of $131,000. The increase was primarily due to $103,000 of additional interest resulting from the conversion of convertible debentures to common stock of the Company and $41,000 of additional interest resulting from outstanding convertible debentures at September 30, 1998. This additional interest expense was due to terms in the convertible debenture agreements that allows double the number of shares to be purchased if the convertible debentures were held longer than 365 days but less than 547 days. The increase was offset by the reduction of convertible debentures, related party debt and notes payable to $111,000 from $1,009,000 at September 30, 1998 and 1997, respectively. The Company anticipates convertible debentures, related party debt and notes payable to continue to decrease in the future.

YEAR ENDED DECEMBER 31, 1997 AND 1996

           REVENUES

           Revenues increased to $892,000 from $438,000 for 1997 and 1996, respectively. This represents an increase of $454,000 or 104%. Total revenues of $892,000 for 1997 were comprised primarily of mortgage broker fees for $441,000 or 49%, lender fees for $258,000 or 29%, ad banner revenues for $34,000 or 4% and broadcast fax fees for $157,000 or 18%. Total revenues of $438,000 for 1996 were comprised primarily of broker fees for $166,000 or 38%, lender fees for $137,000 or 31% and broadcast fax fees for $133,000 or 30%. The increase in revenues was due to (a) the Company's geographic expansion across the United States made possible by the conversion of its software from a dial-in service to a nationally available Internet service and (b) the steady penetration and growth of the base of subscribing mortgage brokers and participating lenders in each region in which the Company offers its service. Factors contributing to this steady growth have included increasing and refining the Company's marketing programs, increasing the telephone sales force who make outbound marketing calls, rising referrals from existing broker subscribers and increasing levels of "online registrations" by mortgage brokers on the LION site.

           MARKETING AND ADMINISTRATIVE EXPENSES

           Marketing and administrative expenses are comprised of marketing and advertising costs, outside consulting services, telecommunications expenses and other marketing and administrative related expenses. Marketing and administrative expenses decreased to $678,000 from $821,000 for 1997 and 1996, respectively. This represents a decrease of $(143,000) or (17)%. Marketing and administrative expenses were 76% and 187% of revenues for 1997 and 1996, respectively. The decrease in these costs was due primarily to a reduction in marketing, accounting and administrative consulting expenses and investor relations costs during 1996 that did not occur at the same levels in 1997. The Company anticipates marketing and administrative costs to grow in absolute dollars as it continues to increase market share with LION's products and services throughout the United States.

           SALARIES AND PAYROLL TAXES

           Salaries and payroll tax expenses increased to $1,224,000 from $495,000 for 1997 and 1996, respectively. This represents an increase of $729,000 or 147%. Salaries and payroll tax expenses were 137% and 113% of revenues for 1997 and 1996, respectively. The Company has grown to 33 associates at December

31, 1997 from a total of 19 associates at December 31, 1996. For the same period in the previous year, the Company grew to 19 associates at December 31, 1996 from a total of 14 associates at December 31, 1995. Most of the growth has been in the areas of management, sales and daily database updating. Growth in salaries and payroll taxes has been directly related to development and support of the company's growing base of mortgage broker subscribers and participating lenders. In addition the increase in salaries and payroll taxes includes a one-time charge to compensation expense of $412,930 for 1997. This charge related to stock options granted to a consultant for services rendered. The Company anticipates salaries and payroll expenses to grow as it continues to go after more market share.

           DEPRECIATION AND AMORTIZATION

           Depreciation and amortization expenses decreased to $51,000 from $54,000 for 1997 and 1996, respectively. This represents a decrease of $(3,000) or (6)%. Depreciation and amortization expenses were 6% and 12% of revenues for 1997 and 1996, respectively. The decrease was due to the addition of property and equipment totaling $81,000 and $47,000 for 1997 and 1996, respectively, offset by $20,000 of depreciation expense that was recorded in 1996 that did not reoccur in 1997 due to the underlying assets being fully depreciated.

           OTHER

           In 1996, the Company determined that there had been an impairment in the carrying value of its investment in Cybernet as a result of the software becoming obsolete. Management determined that the impairment loss required the write-off of the remaining unamortized balance of goodwill which totaled $147,500.

           LOSS ON INVESTMENT

           In 1996, the Company entered into a purchase and sale agreement with a related party to assume its investment in a corporation known as Vision and Techniques, Inc. (V&T). The Company had loaned V&T $73,389 for operations. The Company determined that it no longer could support V&T's operations and agreed to sell its rights and interests to the related party for $10 and assumption of outstanding liabilities. In the event that the related party realizes any financial consideration from V&T, then the Company will be reimbursed its investment of $73,389 plus accrued interest at 7% per annum.

           INTEREST EXPENSE

           Interest expense is comprised mostly of interest on convertible debentures, related party debt and notes payable all accruing interest at 12%. Interest expense increased to $103,000 from $28,000 for 1997 and 1996, respectively. This represents an increase of $75,000 or 274%. This was due to the underlying debt used to finance the operations of the Company increasing to $1,009,000 from $490,000 for 1997 and 1996, respectively.

LIQUIDITY AND CAPITAL RESOURCES

           Since its inception, the Company has financed its operations and purchase of property and equipment primarily through private placements, exercise of stock warrants related to its private placements, issuance of convertible debentures, borrowings from related parties and others, and generation of cash from operations. As of September 30, 1998, the Company had approximately $168,000 in cash and cash equivalents.

            Net cash used in operating activities increased to $570,000 for the nine months ended September 30, 1998 from $408,000 for the nine months ended September 30, 1997. The increase in net cash used resulted primarily from an increase in net losses and growth in accounts receivable. This was offset by a decrease in prepaid expenses and other assets, growth in deferred revenue resulting from prepayments by customers for 3 and 6 month subscription periods, and finally, an increase in both accounts payable and accrued liabilities.

           Net cash used in operating activities increased to $749,000 for 1997 from $740,000 for 1996. The increase in net cash used resulted primarily from an increase in accounts receivable and prepaid expenses and other assets combined with a decrease in accounts payable and accrued liabilities which were offset by a decrease in net losses combined with an increase in deferred revenues.

           Net cash used in investing activities increased to $84,000 for the nine months ended September 30, 1998 from $54,000 for the nine months ended September 30, 1997 and increased to $70,000 for 1997 from $50,000 for 1996. The increases were primarily from the purchase of property and equipment.

           Net cash provided by financing activities increased to $720,000 for the nine months ended September 30, 1998 from $466,000 for the nine months ended September 30, 1997. The increase was due primarily to a private placement of the Company's stock and the exercising of stock options totaling $174,000 and the exercising of warrants related to previous private placements totaling $672,000. Net payments on notes payable, convertible debentures and related party debt totaled $124,000.

           Net cash provided by financing activities increased to $904,000 for 1997 from $797,000 for 1996. The net cash provided by financing activity in 1997 was primarily from the issuance of convertible debentures and common stock totaling $225,000 and $414,000, respectively, and proceeds from related party debt and notes payable totaling $120,000 and $174,000, respectively. This was offset by payments on long-term capital leases and notes payable. The net cash provided by financing activity in 1996 was primarily from proceeds from related party debt and notes payable totaling $386,000 and $19,000, respectively, and the issuance of common stock totaling $392,000.

           At September 30, 1998 the Company anticipates future funding needs to be adequately covered by operations and the exercise of warrants relating to past private placements. At some time in the future, stock options issued to employees will become another source of funding for the company. For additional information on funding from operations, warrants and stock options, see Notes B, L and M of Notes to Consolidated Financial Statements.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

           In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" which establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. This statement requires that an enterprise
(a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. The statement is effective for fiscal years beginning after December 15, 1997. The Company believes the adoption of SFAS No. 130 will have no significant impact on the Company's consolidated financial statements.

           In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information" (SFAS 131) which establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to stockholders. It also establishes the related disclosures about products and services, geographic areas, and major customers. Provisions of SFAS 131 are effective for fiscal years beginning after December 15, 1997. The Company believes that adoption of SFAS 131 will have no significant impact on the Company's consolidated financial statements.

YEAR 2000 COMPLIANCE

           The Company is aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. The "year 2000 problem" is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two digit year value to 00. The issue is whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or fail. The Company is in the process of working with its software vendors to ensure that the software that the company has licensed and will be licensing from third parties will operate properly in the year 2000 and beyond. In addition, the Company is working with its external suppliers and service providers to ensure that they and their systems will be able to support the Company's needs and, where necessary, inter-operate with the Company's server and networking hardware and software infrastructure in preparation for the year 2000. Management does not anticipate that the Company will incur significant operating expenses or be required to invest heavily in computer systems improvements to be year 2000 compliant. However, significant uncertainty exists concerning the potential costs and effects associated with any year 2000 compliance. Any year 2000 compliance problems of either the Company, its customers or vendors could have a material adverse effect on the Company's business, results of operations and financial condition.


                             DESCRIPTION OF PROPERTY


           The Company's executive offices are located in Mercer Island, Washington, where the Company currently leases approximately 3,500 square feet. The Company leases this space under an operating lease that expires on June 30, 2001. The lease provides that, after giving written request not less than three months prior to the end of the term and obtaining written consent of lessor, the lease will continue on a month-to-month tenancy until terminated in accordance with Washington law. The Company has the right to use this space for its computer information services and related business uses. The Company also uses approximately 2,700 square feet of space in Spokane, Washington. The Spokane lease expires December 31, 1998. The Company is currently negotiating a three year extension. The Company believes that its current facilities are adequate and are suitable for their current use, and that suitable additional facilities will be available, when needed, upon commercially reasonable terms.

                             PRINCIPAL SHAREHOLDERS

           The following table sets forth certain information regarding the beneficial ownership as of September 30, 1998 of the Company's common stock by
(a) each person known by the Company to be a beneficial owner of more than five percent of the outstanding common stock of the Company, (b) each director of the Company, and (c) all directors and executive officers of the Company as a group.

Name and Address(1)                                    Shares             Percentage
of Beneficial Owner                             Beneficially Owned(2)      of Shares
-------------------                             ---------------------     ----------
Allen C. Ringer                                      3,764,029(3)            14.9%

Sam Ringer                                           2,831,974(4)            11.5%

Joe Ringer                                           2,832,535(5)            11.5%

Billy Anders, Sr                                     2,390,242(6)             9.6%


Alan S. Dernbach                                       317,000(7)             1.3%

Kurt Springman                                         114,600(8)               *

Jacob L. Smith                                          65,000(9)               *

All Officers and Directors                          12,315,380               41.3%
as a Group (7 persons)

-------------------------
*  Less than one percent.

(1) Except as noted below, the business address of Mr. Ringer and all other directors and executive officers is 3003 80th Ave. S.E., Mercer Island, WA 98040.

(2) Pursuant to applicable rules of the Securities and Exchange Commission, "beneficial ownership" as used in this table means the sole or shared power to vote shares (voting power) or the sole or shared power to dispose of shares (investment power). Unless otherwise indicated the named individual has sole voting and investment power with respect to the shares shown as beneficially owned. In addition, a person is deemed the beneficial owner of those securities not outstanding which are subject to options, warrants, rights or conversion privileges if that person has the right to acquire beneficial ownership within sixty days.

(3) Includes 1,000,000 shares underlying stock options granted but not yet exercised. Mr. Ringer is deemed the beneficially owner of the 2,011,029 shares of the Company's stock beneficially owned by American Management and Consulting Inc. because of his power to vote and dispose of those shares. Excludes 632,278 shares beneficially owned by Dutchman Irrevocable Trust, of which his wife Marilyn K. Ringer is trustee, and 10,000 shares underlying stock options owned by his wife, as to which Mr. Ringer disclaims beneficial ownership.

(4) Includes 1,000,000 shares underlying stock options and 414,888 shares underlying warrants granted but not yet exercised.

(5) Includes 1,000,000 shares underlying stock options and 416,568 shares underlying warrants granted but not yet exercised.

(6) Includes 1,000,000 shares underlying stock options and 471,140 shares underlying warrants granted but not yet exercised. The address of Mr. Anders is 2010 S. Overbluff Ct., Spokane, WA 99203.

(7) Includes 50,000 shares underlying stock options and 150,000 shares underlying warrants granted but not yet exercised.

(8) Includes 30,000 shares underlying warrants granted but not yet exercised.

(9) Includes 50,000 shares underlying stock options of which Mr. Smith has the right to acquire beneficial ownership within sixty days. The address of Mr. Smith is 3800 Ft. Bellingham Rd., Bellingham, WA 98225.

                                   MANAGEMENT

           Management of the Company is vested in its Board of Directors and officers. The directors are elected by the shareholders. The officers of the Company hold office at the discretion of the Board of Directors. There currently are seven directors.

           The Board of Directors and executive officers of the Company and their respective ages as of September 30, 1998 are as follows:

              Name(1)                         Age                          Position
              -------                         ---                          --------
      Allen C. Ringer                         58           President, Chief Executive Officer, Director
      Sam Ringer                              38           Director
      Joe Ringer                              36           Director
      Billy Anders, Sr.                       55           Chairman of the Board
      Alan S. Dernbach                        47           Director, Chief Financial Officer
      Kurt Springman                          37           Director
      Jacob L. Smith                          59           Director

           Following is a discussion of the business background of each director and executive officer. Sam Ringer and Joe Ringer are full-time employees of the Company, and are sons of Allen Ringer. The other directors and executive officers devote only such time as may be necessary to the Company's business and affairs.

           Allen Ringer has served as President and CEO of Plenum since 1989. Mr. Ringer is also the founder and President of PlenTech Electronics, Inc. a company listed on the Vancouver Stock Exchange; and he serves as a director of its subsidiary, Consolidated Electronics, Inc., a Spokane manufacturing and marketing firm serving primarily the utility and processing industries. From 1978 to 1986 Mr. Ringer operated United Farm Agency, a real estate brokerage firm in Colville, Washington. From 1987 to February 1990, Mr. Ringer managed the operations of Mortgage Brokers Network, Inc., an electronic mortgage brokerage company which originated mortgage loan applications.

           Sam Ringer has been a director of the Company since 1989. He has served as President of LION since 1997 and during the period from 1991 through 1995. Sam Ringer was co-founder, co-architect and author of the LION software. He received his training as a computer engineer and programmer in Spokane, WA at Spokane Falls Community College and Gonzaga University. Prior to his tenure with the Company, Sam served for two years as a mortgage broker at Mornet Mortgage, a Seattle mortgage brokerage firm.

           Joe Ringer has served as a director of the Company since 1989. He is the other co-founder of LION, and has served as Executive Vice President since 1995. He is responsible for Company operations, including oversight of the data entry, web development, network management and quality control. In addition, he is responsible for a number of marketing functions, including ad banner sales, press releases, writing the Daily Market Commentary that appears on the LION site, articles for submission to trade journals, certain lender homepage sales and negotiation with potential industry partners. Prior to co-founding LION, Joe worked for three years at Mornet Mortgage in virtually every position of the mortgage brokerage firm, including operations, as a mortgage broker and in the management of the business.

           Billy Anders, Sr. joined the Company as a member of the Board of Directors in 1995 and has served as Chairman since January 1997. Mr. Anders served as the President of the Mars Hotel Corporation in Spokane,

Washington, from 1994 to 1997, and was Chairman of the board of directors of Pacific Marine & Steel, Inc. in La Jolla, California, in 1995 and 1996. He was a member of the board of directors of Output Technology, Spokane, Washington from 1989 through 1993, and served as its President and CEO during 1992 and 1993. Mr. Anders was President and CEO and served as Chairman of the board of directors of Soricon Corporation, Boulder, Colorado, from 1986 through 1991. He also served as a business consultant and inaugural member of the board of directors of International Pacific, Inc., Spokane, Washington, from 1986 to 1992. From 1983 through 1986 he was Senior Vice-President and General Manager of Key Tronic Corporation, Spokane, Washington. Mr. Anders spent 16 years from 1967 through 1983 with the IBM Corporation in several cities in various key management positions. He was Director of Field Operations in the General Systems Division of IBM in 1980. Mr. Anders graduated from Southern University, Baton Rouge, Louisiana, in 1964 where he completed the Advanced R.O.T.C. program and was commissioned as a 2nd Lieutenant in the U.S. Army.

           Alan S. Dernbach has been a director of the Company since 1997, and has served as Chief Financial Officer since November 1998. Mr. Dernbach has over 17 years of senior financial and administrative experience with technology oriented companies. Since 1993 he has been the principal owner of Engineered Control Systems, Inc., a private company providing low voltage systems integration to public facilities and Fortune 500 customers. During the period from 1983 to 1993, he served as Vice President of Finance and Chief Financial Officer for three Spokane, WA technology firms: Output Technology, Inc. from 1972 to 1993, Pyrotek, Inc. from 1990 to 1992 and Key Tronic Corporation from 1983 to 1990. Before entering private industry, Mr. Dernbach had five years of accounting experience with Peat, Marwick & Main in Portland, Oregon. Mr. Dernbach received a BBA degree in accounting from Gonzaga University in 1972, and has been a CPA since 1974.

           Kurt Springman has been a director of the Company since 1997. Since 1996, Mr. Springman has been Compaq Computer Corporation's (formerly Digital Equipment Corporation) Senior Marketing Consultant for the Enterprise Solution Center for Windows in Bellevue, WA. From 1991 to 1996, he was the principal owner and CEO of Prestige Events, Inc., a firm specializing in high tech event marketing. Customers of Prestige included major names like Microsoft, Intel, Digital, and Paul Allen Group. From 1985 to 1991, he served with Merrill Lynch Securities and JP Morgan in New York as an Associate Officer where he was involved in creating and trading jumbo mortgage pools and derivative products, and structuring real estate and corporate financings. From 1983 to 1986, Mr. Springman was a CPA with Peat Marwick - KMPG in Denver, Colorado. He is an elected Councilmember of the City of Bellevue (term 1996-1999), and well known in the Washington Software Alliance. Mr. Springman received an MS degree in accounting from the University of Denver in 1983, and an MBA in Finance from New York University in 1987.

           Jacob Smith has been a director of the Company since June 1998. Mr. Smith has practiced business law in Washington State for the last thirty-three years. Mr. Smith received a B.S. degree in Chemical Engineering from the University of Washington in 1962. He received a J.D. law degree from Willamette University Law School in Salem Oregon in 1965.

SIGNIFICANT EMPLOYEES AND CONSULTANTS

           The Company employs several administrative, technical, sales and support personnel who perform various day-to-day tasks and conduct operations of LION. None of these employees are under a non-competition agreement, nor covered by key-man life insurance. In addition, the Company has from time to time utilized consultants to assist in the development of its business plan and operations. The inability to attract, retain and motivate additional skilled employees or consultants, or the termination of certain significant employees, or termination of several employees as a group, could have a material adverse affect on the Company. The following individuals are significant employees or consultants of the Company:

           Steve Thomson, 46, has served as Controller since joining LION in March 1998. From 1995 to 1998, as a consultant he worked with a number of software and Internet related companies including Sierra On-Line, Inc.

and N2H2, Inc. From 1988 to 1995, Mr. Thomson served as Controller and Division Manager with Vanier, a $130 million subsidiary of American Business Products. From 1979 to 1986, he was a public accountant with Price Waterhouse. Mr. Thomson received a B.A. degree in Business Administration from the University of Washington in 1976, and has been a CPA since 1981.

           Paul Eckert, 38, has served as National Sales Manager of LION since 1997, after joining the Company in 1995 as Lender Sales Manager. Prior to joining the Company, Mr. Eckert held sales management positions in the mortgage industry with North American Mortgage Company, Columbia First Service, Inc. and General Electric Mortgage Insurance Company of Bellevue, Washington. Mr. Eckert received a B.A. degree from Winona State University in 1984.

           John Pilley, 58, has served as Manager of Software Development and Maintenance of LION since 1994. During the period from 1989 to 1994 Mr. Pilley designed software management and operating systems for various companies as a consultant. From 1988 to 1989 he was Chief Operating Officer for Wismer Martin. Prior to joining the private sector, Mr. Pilley had a 21-year military career, leaving with the rank of Colonel. Mr. Pilley taught at the U.S. Naval Academy, served two tours in Vietnam as a Marine pilot and was the officer in charge of a $500 million project to computerize the entire Naval and Marine Corp. aviation maintenance system. He earned a bachelors degree in mathematics from Vanderbilt University in 1961 and received a Masters Degree in Math and Computer Science from the Naval Postgraduate School in 1970.

           Ed Hallda, 32, joined LION as Director of Internet Services in February 1997. From 1984 to 1990 he served in the Navy as an Electronics Technician, gaining experience troubleshooting complex computerized weapon control systems. From 1991 to 1997, Mr. Hallda was a Senior Technician and Computer Specialist with Vitro, Inc. From 1992 to 1997, he designed custom software applications for the U.S. Navy as a consultant, graphical presentations using video conferencing, and designed database-aware Intranet systems and Internet sites.

           Howard Baskin, 48, is a management consultant from Tampa, Florida, who began working with LION in June 1996. During the period from January 1997 to July 1998, Mr. Baskin relocated to Seattle and served as Managing Executive of LION under a consulting agreement. He orchestrated LION's national expansion and advised the management team in strategic and operating decisions. He has agreed to continue to advise the Company through January 15, 1999 on a part-time basis, focusing on strategic alliances and product development. Mr. Baskin obtained an MBA from Harvard Business School in 1980, and a law degree from the University of Miami in 1978. Since 1991 he has worked with early stage and fast-growing companies seeking to manage growth and improve profitability. From 1980 to 1991, Mr. Baskin was employed by Citicorp in various assignments, the last of which was Director of Strategic Planning for the $20 billion asset Commercial Real Estate Division.

BOARD COMMITTEES

           The standing committees of the Board of Directors of the Company are the Audit Committee and the Compensation Committee. The Audit Committee, established in May 1998, will be responsible for reviewing the results and scope of audits and other services provided by the Company's independent auditors, and the fees for related services performed during the year. The Audit Committee also recommends to the Board of Directors the firm to be appointed as independent auditors. At times, the Audit Committee may meet with representatives of the Company's independent auditors without any officers or employees of the Company present. The Compensation Committee, established in October 1998, will make recommendations concerning retirement and benefit plans, concerning the salaries and incentive compensation of executive personnel, employees of, and consultants to, the Company, and will administer the Company's 1998 Stock Option Plan.

DIRECTOR COMPENSATION

           Except for grants of stock options and reimbursement of expenses, directors of the Company generally do not receive compensation for services rendered as a director. The Company does not compensate its directors for committee participation or for performing special assignments for the Board of Directors. Directors who are not officers or employees of the Company receive as an initial retainer options to purchase 50,000 shares of common stock, exercisable at not less than the fair market value of the Company's common stock on the day of grant. Thereafter, under the Company's 1998 Stock Incentive Plan, non-employee directors will receive automatic option grants each year to purchase 15,000 shares of common stock upon their reelection at the annual meeting of shareholders. See "Management--1998 Stock Incentive Plan."

                             EXECUTIVE COMPENSATION

           The following table sets forth all compensation paid or earned for services rendered to the Company in all capacities during the year ended December 31, 1997 to the Company's President and Chief Executive Officer (the "Named Officer"). No other executive officer received total annual salary, bonus and other compensation in excess of $100,000 in that fiscal year.

                           SUMMARY COMPENSATION TABLE

                                                     ANNUAL COMPENSATION                        LONG-TERM COMPENSATION
                                              -------------------------------------        ---------------------------------
                                                                                                                  SECURITIES
                                                                                                                  UNDERLYING
                                                                                                                    OPTIONS/
NAME AND PRINCIPAL POSITION                   YEAR          SALARY            OTHER        STOCK AWARDS             WARRANTS
---------------------------                   ----          ------            -----        ------------           ----------
Allen Ringer(1)                               1997          $3,405              -           288,000(2)              288,000
President and CEO

------------------
(1) Mr. Ringer's compensation was paid to him on behalf of American Management and Consulting, Inc., a consulting firm, of which Mr. Ringer is Chief Executive Officer and President. See "Certain Transactions and Related Transactions."

(2) In April 1997, Mr. Ringer purchased 144,000 shares of common stock and 144,000 warrants, exercisable at $.50 per share, in exchange for 1996 deferred compensation of $36,000. In January 1998, Mr. Ringer purchased an additional 144,000 shares of common stock and 144,000 warrants, exercisable at $.50 per share, in exchange for 1997 deferred compensation of $36,000. As of December 31, 1997, the aggregate value of all shares beneficially owned by Mr. Ringer was $903,367, valued at $.24, the closing price of the Company's common stock on the OTC Bulletin Board on that date. The shares purchased in 1998 include stock beneficially owned by American Management and Consulting Inc.

OPTION GRANTS IN LAST FISCAL YEAR

           No stock options were granted to the Named Officer during the fiscal year ended December 31, 1997.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

           The following table provides information with respect to the Named Officer regarding the exercise of options or warrants during the 1997 fiscal year and unexercised options or warrants held as of the end of the 1997 fiscal year. No stock appreciation rights were exercised during 1997 or were outstanding at the end of 1997.


                                                               NUMBER OF SECURITIES                VALUE OF UNEXERCISED
                                                              UNDERLYING UNEXERCISED                  IN-THE-MONEY
                                                                 OPTIONS/WARRANTS                        OPTIONS
                             SHARES      REALIZED              AT FISCAL YEAR-END(#)              AT FISCAL YEAR-END ($)
                            ACQUIRED      VALUE             --------------------------          --------------------------
        NAME                   (#)         ($)              EXERCISABLE  UNEXERCISABLE          EXERCISABLE  UNEXERCISABLE
        ----                ---------------------           -----------  -------------          -----------  -------------
Allen Ringer(1)                 --          -                                   -                    -              -
   Options                                                   1,000,000
   Warrants                                                    907,164

(1) Includes 907,164 warrants owned by American Management and Consulting, Inc., a consulting firm, of which Mr. Ringer is Chief Executive Officer and President, and deemed the beneficial owner because of his power to vote and dispose of those securities.


1998 STOCK OPTION PLAN

           The Company's 1998 Stock Option Plan ("1998 Plan") is intended to serve as an equity incentive program for management, qualified employees, non-employee members of the Board of Directors, and independent advisors or consultants. The 1998 Plan became effective on October 30, 1998 upon adoption by the Board of Directors, and has been recommended for approval of shareholders at the December 1998 annual meeting. Under the 1998 Plan, the total number of shares of common stock reserved for issuance is 15,000,000, which may be Incentive Stock Options ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or nonqualified stock options.

           The 1998 Plan contains two separate components: (i) a discretionary option grant program under which eligible individuals in the Company's employ or service (including officers and other employees, non-employee Board members and independent advisors or consultants) may, at the discretion of the Plan Administrator, be granted options to purchase shares of common stock; and (ii) an automatic option grant program under which option grants will automatically be made at periodic intervals to eligible non-employee Board members to purchase shares of Common Stock at an exercise price equal to their fair market value on the grant date.

           The discretionary option grant program will be administered by the Board of Directors or a committee of two or more members of the Board. Plan administrators have sole authority to prescribe the form, content and status of options to be granted, select the eligible recipients, determine the timing of option grants, determine the number of shares subject to each grant, the exercise price, vesting schedule, and term for which any option will remain outstanding. The Board of Directors have the authority to correct any defect, supply any omission or reconcile any inconsistency in the Plan, determine the terms and restrictions on all restricted option awards granted under the Plan, and in general, to construe and interpret any provision of the 1998 Plan or of any option granted thereunder. The administration of the automatic option grant program will be self-executing in accordance with the provisions of the 1998 Plan.

           The exercise price for outstanding option grants under the 1998 Plan may be paid in cash or, upon approval of the Plan administrators, in shares of common stock valued at fair market value on the exercise date. The option may also be exercised through a same-day cashless exercise program or a reduction in the amount of any Company liability to the optionee. In addition, the Plan administrator may provide financial assistance to one or more optionees in the exercise of their outstanding options by allowing the individuals to deliver a full-recourse, interest-bearing promissory note in payment of the exercise price and any associated withholding taxes incurred in connection with the exercise.

           Under the automatic option grant program, immediately after each annual meeting of shareholders, each elected non-employee director of the Company shall automatically be granted a nonqualified stock option to purchase 15,000 shares of common stock for each year included in the term for which such he or she was elected, provided that individual has not previously received an option grant from the Company in connection with his or her Board service which remains unvested.

           Under the 1998 Plan, no stock option can be granted for a period longer than ten years or for a period longer than five years for ISOs granted to optionees possessing more than 10% of the total combined voting power of all classes of stock of the Company. Following the effective date of any registration of the Company's securities under the Exchange Act, the per share exercise price for any option granted may not be less than the fair market value of the Company's securities on the grant date. Unless extended by the Plan administrators until a date not later than the expiration date of the option, the right to exercise an option terminates thirty days after the termination of an optionee's employment, contractual or director relationship with the Company. If the optionee dies or is disabled, the option will remain exercisable for a period of one year after the termination of employment or relationship with the Company.

           At the sole discretion of the Plan administrators, options granted under the 1998 Plan may contain resale provisions pursuant to which the purchaser of the common stock issued upon exercise of the option may be limited to sales of common stock in an amount which may not exceed 250,000 shares during any three-month period.

           The 1998 Plan includes options granted by the Company prior to its effective date, in accordance with the effective date of grant and other terms of each agreement with option holders. As of September 30, 1998, the Company had granted options to purchase an aggregate of 9,050,000 shares of common stock, of which 6,977,500 were issued under the 1998 Stock Option Plan and were outstanding as of September 30, 1998.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

           The Company has previously entered into certain transactions with various parties, which had, at the time of the transaction, a material direct or indirect relationship with the Company, its officers, directors, or principal shareholders, their respective affiliates, or other persons associated with the foregoing, as set forth below.

           American Management and Consulting Inc. ("AMC") is a consulting firm of which Allen Ringer serves as President and CEO. The Company receives management consulting services from AMC, marketing and sales consulting services from Billy Anders, Sr., Chairman of the Board, and administrative and clerical consulting services from Marilyn Ringer, wife of the Company's president and CEO. At September 30, 1998 the monthly consulting fee paid by the Company is $5,000 for AMC, $6,000 for Billy Anders, Sr. and $1,800 for Mrs. Ringer. For the nine months ended September 30, 1998, AMC, Billy Anders, Sr. and Mrs. Ringer were paid cash compensation totaling $45,000, $48,830 and $18,700, respectively. During 1997 the Company paid the same group cash compensation totaling $0, $0 and $13,395, respectively.

           From time to time, each of AMC and members of Allen Ringer's family, including children Sam Ringer, Joe Ringer and Shadda Lee, have deferred salaries and made working capital advances and loans to the Company. As of December 31, 1997, the outstanding amounts, including principal and interest accrued thereon, owed to AMC, Sam Ringer, Joe Ringer and Shadda Lee for deferred wages and advances to the Company were approximately $149,041, $161,613, $121,449 and $106,059 respectively. The aggregate related party payables at December 31, 1997, included $90,585 in credit cards payable, $283,135 of salaries payable, including interest at 12%, and $216,656 in long term notes payable, including interest at 12%. During January 1998, AMC purchased 452,164 shares of common stock and 452,164 warrants, exercisable at $.50 per share, in exchange for a reduction of principal and interest of $113,041 due AMC. During 1997 and 1998, AMC purchased an aggregate of 288,000 shares and 288,000 warrants, exercisable at $.50 per share, in exchange for $72,000 of uncompensated services rendered the Company during the years 1996 and 1997. In January 1998, Sam Ringer purchased 414,888 shares of common stock and 414,888 warrants, exercisable at $.50 per share, in exchange for a reduction of principal and interest of $103,722. In January 1998, Joe Ringer purchased 416,568 shares of common stock and 416,568 warrants, exercisable at $.50 per share, in exchange for a reduction of principal and interest of

$104,142. In January 1998, Shadda Lee purchased 362,689 shares of common stock and 362,689 warrants, exercisable at $.50 per share, in exchange for a reduction of principal and interest of $90,672.

           In 1996, the Company entered into a purchase and sale agreement with AMC to assume its investment in a corporate entity known as Visions and Techniques, Inc. ("VT"). The Company loaned VT $73,389 for operations, with $50,000 of the loans convertible into a 25% interest in VT. The Company determined that it could not support the operations of VT, and sold the rights and interests to AMC for $10 and assumption of outstanding liabilities. In the event that AMC receives any financial consideration from VT, the Company will be reimbursed its investment of $73,389 plus accrued interest at 7% per annum. The loss on the investment was recorded in the Company's 1996 financial statements.

           In June 1996 the Company engaged Howard Baskin, a management consultant, to help the Company grow its customer and revenue base and expand nationally. See "Management--Significant Employees and Consultants." At the time Mr. Baskin began working with the Company, LION was adding broker subscribers at approximately 20 per month. By the end of 1996 this number had increased to over 100 per month. In January 1997, the Company entered into a consulting agreement with Mr. Baskin under which he agreed to temporarily relocate to Seattle and advise the Company on a full-time basis. From January 1997 through July 1998 he served as "Managing Executive" of LION under the consulting agreement, advising management on strategic and operating decisions. During that period of time new monthly broker subscriptions continued to increase to over 400 per month. In August 1998, Mr. Baskin returned to Florida. He has agreed to continue to serve as an advisor to the Company on a part time basis through January 15, 1999.

           In consideration for his services, the consulting agreement entered into in January 1997 originally provided for incentive compensation under a formula that would have created a cash bonus in the high six figures to low seven figures upon achieving certain financial targets. In March 1998 the consulting agreement was amended to replace this substantial potential cash obligation by an option to purchase 700,000 shares of the Company's common stock exercisable at $.01, which will be fully vested on December 31, 1998. Compensation expense of $412,930 related to these options was recognized by the Company during the year ended December 31, 1997. The consulting agreement also provides for certain other options to purchase 1,800,000 shares of the Company's common stock at prices ranging from $.75 to $3.00 which are to be granted contingent upon the occurrence of certain events. Under the consulting agreement Mr. Baskin received cash compensation of $74,850 in 1997 and $79,797 during the first nine months of 1998.

           In consideration for his consulting services rendered to the Company, 1,000,000 options exercisable at prices ranging from $.50 to $1.00 were issued in July 1997 to Billy Anders, Sr., a director of the Company. During September 1998, the Company sold 62,500 shares of common stock to Mr. Anders, in connection with the exercise of outstanding options for cash consideration of $15,625. In addition, the Company sold 62,500 shares of common stock to Mr. Anders at a purchase price of $.50 and 125,000 shares of common stock at a purchase price of $1.00 in connection with the exercise of outstanding options. The aggregate purchase price of $156,250 was payable by promissory note with principal balance, together with interest at the rate of 10% per annum, due on or before March 1, 2000. The 187,500 shares of common stock purchased by the promissory note were pledged to the Company as collateral until the note is paid in full. Mr. Anders is associated as a registered representative with Craig & Associates, Inc., an NASD member broker-dealer. During the period from January 1996 to March 1998, the Company utilized Craig & Associates to assist in the sales of three discrete offerings of securities. See "Recent Sales of Unregistered Securities." Placement agent fees were paid to Craig & Associates in connection with these sales, consisting of 7% of the of the offering price of the units sold, plus warrants exercisable at $.25 per share with an aggregate offering price equaling 7% of the price of the units sold.

           At September 30, 1998, Allen Ringer, Sam Ringer and Joe Ringer beneficially owned approximately 14.9%, 11.5% and 11.5%, respectively, for aggregate holdings of approximately 37.9%, of the outstanding shares of common stock of the Company (assuming exercise of their outstanding stock options and not the options granted to Company employees and service providers). As a group, the present executive officers and directors of the Company beneficially owned approximately 41.3% of the outstanding shares. As a result, these shareholders may be able to control or significantly influence all matters requiring shareholder approval, including the election of the Company's directors and approval of significant corporate transactions. See "Principal Shareholders."

           As of September 30, 1998, the Company had granted options to purchase an aggregate of 9,050,000 shares of common stock, of which have 6,977,500 were outstanding at September 30, 1998. Of the options granted, 4,150,000 were issued to directors of the Company, of which 4,050,000 were outstanding at September 30, 1998.

           The Company may be subject to various conflicts of interest arising out of the relationship of the Company, its Board of Directors, affiliates and the common shareholders. If conflicts do arise they will not be resolved through arms length negotiations but through the exercise of management's judgment consistent with its fiduciary responsibility to the shareholders and the Company's objectives and policies. The directors will minimize and resolve conflicts by putting their fiduciary responsibility to the shareholders ahead of personal interests. Certain directors of the Company will only devote so much of their time to the business of the Company as in their judgment is reasonably required and must decide how to allocate their time and services among the Company and other entities with which they are involved.

           The Company intends that all future transactions, including loans, between the Company and its officers, directors, principal stockholders and their affiliates will be approved by a disinterested majority of the Board of Directors, and will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.


                            DESCRIPTION OF SECURITIES

COMMON STOCK

           The Company's articles of incorporation authorize the issuance of up to fifty million (50,000,000) shares of common stock, $.001 par value per share. Each share has the same rights, privileges and preferences. Holders of the shares of common stock have no preemptive rights to acquire additional shares or other subscription rights. The shares of common stock are not subject to redemption provisions or future calls by the Company. All outstanding shares of common stock are fully paid and nonassessable.

           The holders of shares of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. They are not entitled to cumulate their votes for the purpose of electing directors of the Company. Holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of legally available funds.

           In the event of liquidation, dissolution, or winding-up of the Company, either voluntarily or involuntarily, the holders of the outstanding shares of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of preferential rights and have no rights to convert their common stock into any other securities.

           As of September 30, 1998, there were 23,302,455 shares of common stock outstanding which were held of record by 647 stockholders. Stock options and warrants for an aggregate of 6,977,500 and 8,797,387 shares of common stock, respectively, were also outstanding. No registration rights have been granted with respect to the Company's shares of common stock outstanding.

WARRANTS

           In certain private placements conducted between 1995 and 1998, the Company offered units, each unit consisting of one share of common stock and one warrant. The warrants were exercisable for a period of two years from the date of subscription. Of the outstanding warrants at September 30, 1998, 204,591 were issued at an exercise price of $.25 per share and the remainder at $.50 per share. The warrants are not subject to redemption by the Company.

           The expiration date of certain of the warrants was extended by the Board of Directors during 1997. Unless extended by the Company in its discretion, an aggregate total of 1,871,003 of the warrants are scheduled to expire during the fourth quarter of 1998, 3,178,876 at various times during 1999, and the balance of 3,747,508 on or before July 2000. In the event a holder of warrants fails to exercise the warrants prior to their expiration, the warrants will expire and the holder thereof will have no further rights with respect to the warrants.

           The outstanding warrants held by existing warrant holders were issued and sold by the Company in reliance on exemptions from the registration provisions of the Securities Act and are "restricted securities" within the meaning of Rule 144 under the Securities Act. Similarly, the shares of common stock issuable upon exercise of the warrants will be "restricted securities," unless the Company obtains effectiveness of a registration statement covering the shares of common stock issuable upon exercise of the warrants. The Company has no obligation to warrant holders to register the underlying shares of common stock.

           A holder of warrants does not have any rights, privileges or liabilities as a stockholder of the Company prior to exercise of the warrants. The Company intends to keep available a sufficient number of authorized shares of common stock to permit exercise of the warrants. There is no assurance that the market price of the Company's common stock will exceed the exercise price of the Warrants at any time during the exercise period.

PREFERRED STOCK

           The Company's articles of incorporation do not currently authorize the issuance of preferred stock, although directors of the Company reserve the right to recommend to shareholders an authorizing resolution in the future. If preferred stock is authorized, it is anticipated that the Company's Board of Directors would have authority to determine the price, rights, preferences, privileges and restrictions thereof, including voting rights, without any further vote or action by the Company's shareholders. The voting and other rights of the holders of common stock could be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no current plans to authorize or issue any shares of preferred stock.

TRANSFER AGENT

           TranSecurities International, Inc. is transfer agent and registrar for the Company's common stock.

ANTITAKEOVER PROVISIONS OF MINNESOTA LAW

           The Company does not believe it is subject to the control share acquisition statute of the Minnesota Business Corporations Act ("MBCA") Section 302A.671, which establishes various disclosure and shareholder approval requirements to be met by individuals or companies attempting a takeover of an "issuing public corporation" For purposes of MBCA, an "issuing public corporation" is a corporation having 50 shareholders, and which has its principal place of business or substantial assets located in Minnesota. Similarly, by not meeting the definition of "issuing public corporation," the Company is also not subject to the business combination statute of MBCA Section 302.673, intended primarily to deter highly leveraged takeover bids which propose to use the target's assets as collateral for the offeror's debt financing or to liquidate the target to satisfy financing obligations.

           Other provisions in the MBCA relate to takeovers, and address a corporation's use of golden parachutes, greenmail and the standard of conduct of the board of directors in connection with the consideration of takeover proposals. The MBCA contains a provision which prohibits a publicly-held corporation from entering into or amending agreements (commonly referred to as "golden parachutes") that increase current or future compensation of any officer or director during any tender offer or request or invitation for tenders. The MBCA also contains a provision which limits the ability of a corporation to repurchase shares at a price above market value (commonly referred to as "greenmail"). The statute provides that a publicly-held corporation is prohibited from purchasing or agreeing to purchase any shares from a person who beneficially owns more than five percent of the voting power of the corporation if the shares had been beneficially owned by that person for less than two years, and if the purchase price would exceed the market value of those shares. However, such a purchase will not violate the statute if the purchase is approved at a meeting of the shareholders by a majority of the voting power of all shares entitled to vote or if the corporation's offer is made at an equal value per share to all holders of shares of the class or series and to all holders of any class or series into which the securities may be converted.

           The MBCA authorizes the board of directors, in considering the best interests of the corporation with respect to a proposed acquisition of an interest in the corporation, to consider the interest of the corporation's employees, customers, suppliers and creditors, the economy of the state and nation, community and social considerations and the long-term as well as short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.

                           CERTAIN MARKET INFORMATION

The Company's common stock trades on the OTC Bulletin Board under the symbol "PLNM." The range of high and low bid prices for the Company's common stock for each quarter during the two most recent fiscal years and the nine months ended September 30, 1998, is as follows:

                     QUARTERLY COMMON STOCK PRICE RANGES(1)

QUARTER             1998                        1997                        1996
          ------------------------    ------------------------    ------------------------
             HIGH           LOW          HIGH           LOW          HIGH          LOW
          ----------    ----------    ----------    ----------    ----------    ----------
1ST       $   0.6563    $   0.2200    $   0.1875    $   0.0938    $   0.4063    $   0.1875
2ND           2.7188        0.5000        0.2500        0.1250        0.3750        0.2183
3RD           1.9375        0.6250        0.2500        0.1563        0.2813        0.2183
4TH               --            --        0.2500        0.1700        0.2500        0.1563

(1) This table reflects the range of high and low bid prices for the Company's common stock during the indicated periods, as published by the OTC Bulletin Board. The quotations merely reflect the prices at which transactions were proposed, and do not necessarily represent actual transactions. Prices do not include retail markup, markdown or commissions.

There were approximately 647 record holders of the Company's common stock as of September 30, 1998.

DIVIDENDS POLICY

           The Company has not paid dividends on its common stock since its inception. Dividends on common stock are within the discretion of the Board of Directors and are payable from profits or capital legally available for that purpose. It is the current policy of the Company to retain any future earnings to finance the operations and growth of its business. Accordingly, the Company does not anticipate paying any dividends on common stock in the foreseeable future.

SHARES ELIGIBLE FOR FUTURE SALE

           In general, Rule 144 under the 1933 Act provides that securities may be sold if there is current public information available regarding the Company and the securities have been held at least one year. Rule 144 also includes restrictions on the amount of securities sold, the manner of sale and requires notice to be filed with the SEC. Under Rule 144 a minimum of one year must elapse between the later of the date of the acquisition of the securities from the issuer or from an affiliate of the issuer, and any resale under the Rule. If a one-year period has elapsed since the date the securities were acquired, the amount of restricted securities that may be sold for the account of any person within any three-month period, including a person who is an affiliate of the Company, may not exceed the greater of 1% of the then outstanding shares of common stock of the Company or the average weekly trading volume in the over-the-counter market during the four calendar weeks preceding the date on which notice of sale is filed with the SEC. If a two-year period has elapsed since the date the securities were acquired from the issuer or from an affiliate of the issuer, a seller who is not an affiliate of the Company at any time during the three months preceding a sale is entitled to sell the shares without regard to volume limitations, manner of sale provisions or notice requirements.

           Shares Eligible for Future Sale May Adversely Affect the Market. As of September 30, 1998, a substantial majority of the 23,302,455 outstanding shares of common stock held by existing shareholders were issued and sold by the Company in private transactions in reliance on exemptions from the registration provisions of the Securities Act and are restricted securities within the meaning of Rule 144 under the Securities Act. Of the outstanding shares, including shares held by affiliates, 16,303,622 were issued on or before September 30, 1997, and may be currently eligible for resale in the open market, if any, in compliance with Rule 144. The sale in the public market of these shares of restricted common stock under Rule 144 may depress prevailing market prices of the common stock.

           Effect of Outstanding Options and Warrants. As of September 30, 1998, there were outstanding stock options to purchase an aggregate of 6,977,500 shares of common stock at exercise prices ranging from $.01 to $3.00 per share, and warrants to purchase 8,797,387 shares of common stock at exercise prices ranging from $.25 to $.50. The options are subject to a restriction whereby option holders have agreed to not sell or otherwise transfer or dispose of shares of the Company's common stock issued upon exercise of options in an amount which shall exceed 250,000 shares during any three-month period. See "Principal Stockholders" and "Description of Capital Stock." The exercise of these outstanding options and warrants will dilute the percentage ownership of the Company's stockholders, and any sales in the public market of shares of common stock underlying such securities may adversely affect prevailing market prices for the common stock. Furthermore, the terms upon which the Company will be able to obtain additional equity capital may be adversely affected since the holders of these outstanding securities can be expected to exercise their respective rights therein at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms more favorable to the Company than those provided in such securities.

           No Assurance of Established Public Trading Market. Although the common stock of the Company trades on the OTC Bulletin Board, there can be no assurance that a regular trading market for the securities will be sustained. The OTC Bulletin Board is an unorganized, inter-dealer, over-the-counter market which provides significantly less liquidity than The Nasdaq Stock Market. Quotes for stocks included on the OTC Bulletin Board are not listed in the financial sections of newspapers as are those for The Nasdaq Stock Market. Therefore, prices for securities traded solely on the OTC Bulletin Board may be difficult to obtain and holders of common stock may be unable to resell their securities at or near their original offering price or at any price. Furthermore, the NASD and SEC have proposed certain changes to the OTC Bulletin Board, which if and when implemented will affect both issuers and market makers. The effect on the Bulletin Board can not be determined at this time. In the event the Company's securities are not included on the OTC Bulletin Board and do not qualify for Nasdaq, quotes for the securities may be included in the "pink sheets" for the over-the-counter market.

           "Penny Stock" Regulations May Impose Certain Restrictions on Marketability of Securities. The Securities and Exchange Commission (the "SEC") has adopted regulations which generally define "penny stock" to be any equity security that is not traded on a national securities exchange or Nasdaq and that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. As long as the Company's securities are trading at less than $5.00 per security on the OTC Bulletin Board, the Company's securities are subject to rules that impose additional sales practice requirements on broker-dealers who sell these securities to persons other than established customers and accredited investors (generally, investors with a net worth in excess of $1,000,000 or an individual annual income exceeding $200,000, or, together with the investor's spouse, a joint income of $300,000). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require, among other things, the delivery, prior to the transaction, of a risk disclosure document mandated by the Commission relating to the penny stock market and the risks associated therewith. The broker-dealer must also disclose the commission payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the penny stock rules may restrict the ability of broker-dealers to sell the Company's securities and may affect the ability of shareholders of the Company to sell their securities in the secondary market.

                                LEGAL PROCEEDINGS

           To the best of the Company's knowledge, there are no legal actions pending, threatened or contemplated against the Company.


                     RECENT SALES OF UNREGISTERED SECURITIES

           Since July 1995 the Company has issued and sold the following securities:

           1. During the period from January 1996 to December 1996, the Company sold an aggregate of 1,569,766 units, each unit consisting of one share of common stock and one $.50 warrant, at a purchase price of $.25 per unit to approximately 24 persons, including 18 accredited and 6 nonaccredited purchasers. The aggregate purchase price was $392,442. Certain of the units were sold by Craig & Associates, Inc. as placement agent, for which fees were paid representing 7% of the offering price of the units sold, plus warrants exercisable at $.25 per share with an aggregate offering price equaling 7% of the price of the units sold.

           2. During the period from September 1997 to March 1998, the Company sold an aggregate of 2,449,084 units, each unit consisting of one share of common stock and one $.50 warrant, at a purchase price of $.25 per unit to approximately 56 persons, including 47 accredited and 9 nonaccredited purchasers. The aggregate purchase price was $612,271. Placement agent fees of $54,359 were paid to Craig & Associates in connection with these sales, plus 218,616 warrants exercisable at $.25 per share.

           3. During the period from February to September 1996, the Company sold an aggregate of 195,680 shares of common stock at a purchase price of $0.25 per share to five persons for consulting services rendered the Company, for an aggregate purchase price of $48,920.

           4. During the period from May to November 1996, the Company granted an aggregate of 11,300 shares of common stock to 59 individuals in connection with trade shows, marketing and promotional activities. No consideration was paid the Company for these shares.

           5. During the period from January to October 1997, the Company sold an aggregate of 196,000 shares of common stock at a purchase price of $0.25 per share to three persons for consulting services rendered the Company or for deferred salaries, for an aggregate purchase price of $49,000. In May 1998, the Company sold an aggregate of 12,000 shares of common stock at a purchase price of $0.25 per share to one person for deferred compensation of $3,000.

           6. During the period from June to August 1997, the Company sold a principal amount of $231,000 of convertible debentures to 9 persons. The debentures, together with accrued and unpaid interest thereon, are payable two years after their issue date unless previously converted. Interest on the debentures accrues at the rate of 12% per annum, compounded semi-annually. The debentures are convertible commencing 180 days after the date of issue. Placement agent fees were paid to Craig & Associates in connection with these sales, consisting of 7% of the aggregate purchase price, plus 7% of the purchase price in warrants exercisable at $.25 per share.

           7. During the period from March to November 1997, the Company granted an aggregate of 8,450 shares of common stock to 43 individuals in connection with trade shows, marketing and promotional activities. No consideration was paid the Company for these shares.

           8. During May and June 1998, the Company granted an aggregate of 1,600 shares of common stock to 8 individuals in connection with trade shows, marketing and promotional activities. No consideration was paid the Company for these shares.

           9. During the period from January to May 1998, the Company sold an aggregate of 2,520,738 shares of common stock at a purchase price of $.25 per share to 9 persons in connection with the repayment of certain indebtedness, which included $630,184 in related party debt and notes payable.

           10. During the period from January to July 1998, the Company sold an aggregate of 331,831 shares of common stock valued at prices ranging from $.27 to $.1.71 per share to 7 persons in connection with the conversion of outstanding debentures.

           11. During the period from May to September 1998, the Company sold an aggregate of 1,402,080 shares of common stock at purchase prices ranging from $.25 to $.50 per share to existing shareholders of the Company in connection with the exercise of outstanding warrants, for an aggregate purchase price of $672,290.

           12. During the period from July to September 1998, the Company sold an aggregate of 302,500 shares of common stock at purchase prices ranging from $.25 to $1.00 per share to three persons in connection with the exercise of outstanding options, for cash consideration of $29,376 and notes receivable of $156,250.

           The issuances described above were deemed to be exempt from registration under the Act in reliance on Section 4(2) of such Act as transactions by an issuer not involving any public offering. The issuances described above in items (1), (2) and (6) were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 promulgated thereunder. In these three offerings, the Company sold the securities issued thereunder to an aggregate total of 25 nonaccredited investors. In addition, the recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution, and appropriate legends were affixed to the share certificates and warrants issued in the transactions. The offerings were made without the use of any general solicitation or advertising. All recipients had adequate access, through their relationships with the Company, to information about the Company.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

           Unless modified either in the articles or in the bylaws of a corporation, the Minnesota Business Corporations Act generally provides for mandatory indemnification of a person acting in an official capacity on behalf of the corporation if the person acted in good faith, received no improper personal benefit, acted in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe that the conduct was unlawful. Neither the Company's articles of incorporation nor its bylaws currently contain provisions providing for modification of the mandatory indemnification provisions of Minnesota law relating to its officers and directors.

           The Minnesota Business Corporations Act further provides that, if the articles of incorporation so provide, the personal liability of a director for breach of fiduciary duty as a director may be eliminated or limited, but that the articles may not limit or eliminate such liability for (a) any breach of the director's duty of loyalty to the corporation or its shareholders, (b) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) the payment of unlawful dividends, stock repurchases or redemptions, (d) any transaction in which the director received an improper personal benefit, (e) certain violations of the Minnesota securities laws, and
(f) any act or omission occurring prior to the date when the provision in the articles eliminating or limiting liability becomes effective. The articles of incorporation of the Company do not currently contain provisions by which the personal liability of its officers and directors would be eliminated or limited. The Company's bylaws provide that neither the Company, its Directors nor its officers will be in any way liable to the shareholders where legal counsel has been relied upon in a matter.

           Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

           In the event that a claim for indemnification against liabilities under the Securities Act (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities of the Company, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

           As of September 30, 1998, there was no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for indemnification.

                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

           Effective May 1, 1998, the Board of Directors selected Grant Thornton LLP as its independent accountants for the fiscal years ending December 31, 1997 and 1996. The Company will ask its shareholders at its next annual meeting to ratify its selection of independent accountants. Tom Harris CPA has audited the Company's financial statements annually since fiscal 1991. The former accountant was dismissed in favor of the new appointment. The reports of the former accountant for prior fiscal years have not contained an adverse opinion or disclaimer of opinion, nor were they modified as to uncertainty, audit scope or accounting principles. There were no disagreements with the former accountant on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

                           FINANCIAL STATEMENTS INDEX

                                                                            Page No.
                                                                            --------
Report of Independent Certified Public Accountants                             41

Financial Statements

           Consolidated Balance Sheets                                         42

           Consolidated Statements of Operations                               43

           Consolidated Statement of Stockholders' Equity                      44

           Consolidated Statements of Cash Flows                               46

           Notes to Consolidated Financial Statements                          47

                              FINANCIAL STATEMENTS


               Report of Independent Certified Public Accountants











Board of Directors
Plenum Communications, Inc.

We have audited the accompanying consolidated balance sheets of Plenum Communications, Inc. and Subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Plenum Communications, Inc. and Subsidiary as of December 31, 1997 and 1996, and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with generally accepted accounting principles.



Seattle, Washington
July 17, 1998

                   Plenum Communications, Inc. and Subsidiary

                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                                                 December 31,
                                                                        September 30,    ---------------------------
                                                                             1998            1997            1996
                                                                         -----------     -----------     -----------
                                                                         (unaudited)
CURRENT ASSETS
    Cash                                                                 $   167,931     $   101,604     $    16,459
    Certificate of deposit                                                     3,000           3,000           3,000
    Accounts receivable, less allowance for doubtful accounts of
      $20,696, $15,000 and $21,482 in 1998, 1997 and 1996,
      respectively                                                           178,356         120,928          44,122
    Prepaid expenses and other                                                24,879          45,048          10,794
                                                                         -----------     -----------     -----------
           Total current assets                                              374,166         270,580          74,375

PROPERTY AND EQUIPMENT - AT COST, net (notes A4, C and I)
                                                                             177,158         149,298         118,861
OTHER ASSETS                                                                   1,336              --              --
                                                                         -----------     -----------     -----------

                                                                         $   552,660     $   419,878     $   193,236
                                                                         ===========     ===========     ===========

                                                    LIABILITIES

CURRENT LIABILITIES
    Accounts payable                                                     $    69,243     $    34,398     $    48,843
    Accrued liabilities (note E)                                             121,364          79,136         133,788
    Current maturity of capital lease obligation                               2,305           1,654              --
    Deferred revenue                                                          98,398          52,409             399
    Related party payables (note G)                                           28,438         590,376         470,454
    Notes payable (note H)                                                        --         181,480          19,102
    Convertible debentures (note F)                                           82,532              --              --
                                                                         -----------     -----------     -----------
           Total current liabilities                                         402,280         939,453         672,586

LONG-TERM CAPITAL LEASE OBLIGATION, less current maturities (note I)
                                                                               6,149           8,412              --

CONVERTIBLE DEBENTURES (note F)                                                   --         237,455              --

COMMITMENTS AND CONTINGENCIES (notes K, L and M)                                  --              --              --

STOCKHOLDERS' EQUITY (DEFICIT) (notes B, L and M)
    Common stock - authorized, 50,000,000 shares of $.001 par
        value; 23,302,455, 18,154,706 and 16,078,172 shares
        issued and outstanding in 1998, 1997 and 1996,
        respectively                                                          23,302          18,155          16,078
    Treasury stock held, 700 shares                                             (350)           (350)           (350)
    Additional contributed capital                                         5,168,530       3,204,250       2,328,622
    Note receivable from stockholder (note D)                               (156,250)             --              --
    Accumulated deficit                                                   (4,891,001)     (3,987,497)     (2,823,700)
                                                                         -----------     -----------     -----------
                                                                             144,231        (765,442)       (479,350)
                                                                         -----------     -----------     -----------

                                                                         $   552,660     $   419,878     $   193,236
                                                                         ===========     ===========     ===========

        The accompanying notes are an integral part of these statements.

                   Plenum Communications, Inc. and Subsidiary

                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                          Nine months ended                  Year ended
                                            September 30,                   December 31,
                                     ---------------------------     ---------------------------
                                         1998            1997           1997            1996
                                     -----------     -----------     -----------     -----------
                                     (unaudited)     (unaudited)
Revenues                             $ 1,271,033     $   597,493     $   892,288     $   438,248

Expenses
    Marketing and administrative         853,261         447,176         677,610         820,604
    Salaries and payroll taxes         1,067,033         868,899       1,224,488         495,137
    Depreciation and amortization         55,953          35,918          51,007          53,891
    Other (note A6)                           --              --              --         147,500
    Loss on investment (note G)               --              --              --          73,389
                                     -----------     -----------     -----------     -----------
                                       1,976,247       1,351,993       1,953,105       1,590,521
                                     -----------     -----------     -----------     -----------

           Operating loss               (705,214)       (754,500)     (1,060,817)     (1,152,273)

Other expense
    Interest expense                    (201,875)        (70,728)       (102,980)        (27,520)
    Interest income                        3,585              --              --              --
                                     -----------     -----------     -----------     -----------

           NET LOSS (note J)         $  (903,504)    $  (825,228)    $(1,163,797)    $(1,179,793)
                                     ===========     ===========     ===========     ===========

Loss per common share (note A8)      $      (.04)    $      (.05)    $      (.07)    $      (.07)
                                     ===========     ===========     ===========     ===========







        The accompanying notes are an integral part of these statements.

                                  Plenum Communications, Inc. and Subsidiary

                                CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

        Years ended December 31, 1997 and 1996 and Nine Months Ended  September 30, 1998 (unaudited)



                                                           Common Stock                        Additional
                                                      ----------------------     Treasury      Contributed
                                                        Shares       Amount        Stock          Capital
                                                      ----------     -------     ---------      ----------
Balance at January 1, 1996                            14,301,426     $14,301     $    (350)     $1,886,213

Issuance of common stock in conjunction with
  a Private Placement Offering                         1,569,766       1,570            --         390,872

Issuance of common stock for consulting and
  marketing services received                            195,680         196            --          48,724

Issuance of common stock for drawings                     11,300          11            --           2,813

Net loss for the year                                         --          --            --              --
                                                      ----------     -------     ---------      ----------

Balance at December 31, 1996                          16,078,172      16,078          (350)      2,328,622

Issuance of common stock in conjunction with
  a Private Placement Offering, net of $54,359
  of offering costs incurred                           1,872,084       1,872            --         411,790

Issuance of common stock for consulting
  and marketing services received                        196,000         196            --          48,804

Issuance of stock options for consulting
  services received
                                                              --          --            --         412,930

Issuance of common stock for drawings                      8,450           9            --           2,104

Net loss for the year                                         --          --            --              --
                                                      ----------     -------     ---------      ----------

Balance at December 31, 1997                          18,154,706      18,155          (350)      3,204,250

                                                        Note
                                                    Receivable
                                                       from        Accumulated
                                                    Stockholder      deficit           Total
                                                    -----------    -----------      -----------
Balance at January 1, 1996                          $     -        $(1,643,907)     $   256,257

Issuance of common stock in conjunction with
  a Private Placement Offering                            -                 --          392,442

Issuance of common stock for consulting and
  marketing services received                             -                 --           48,920

Issuance of common stock for drawings                     -                 --            2,824

Net loss for the year                                     -         (1,179,793)      (1,179,793)
                                                    -----------    -----------      -----------

Balance at December 31, 1996                              -         (2,823,700)        (479,350)

Issuance of common stock in conjunction with
  a Private Placement Offering, net of $54,359
  of offering costs incurred                              -                 --          413,662

Issuance of common stock for consulting
  and marketing services received                         -                 --           49,000

Issuance of stock options for consulting
  services received
                                                          -                 --          412,930

Issuance of common stock for drawings                     -                 --            2,113

Net loss for the year                                     -         (1,163,797)      (1,163,797)
                                                    -----------    -----------      -----------
Balance at December 31, 1997                              -         (3,987,497)        (765,442)

                                    Continued

                   Plenum Communications, Inc. and Subsidiary

Years ended December 31, 1997 and 1996 and Nine Months Ended September 30, 1998
                                  (unaudited)


                                                                                                               Note
                                                        Common Stock                      Additional        Receivable
                                                  -----------------------    Treasury     Contributed          from
                                                    Shares         Amount      Stock        Capital         Stockholder
                                                  ----------      -------    --------     -----------      ------------
Issuance of common stock in conjunction with
  a Private Placement Offering (unaudited)           577,000          577         --          143,673             --

Issuance of common stock in conjunction with
  exercise of warrants (unaudited)                 1,402,080        1,402         --          670,888             --

Issuance of common stock in conjunction with
  exercise of stock options (unaudited)              302,500          302         --          185,324             --

Issuance of common stock for consulting and
  marketing services received (unaudited)             12,000           12         --            2,988             --

Issuance of stock options for consulting
  services received (unaudited)                           --           --         --            6,411             --

Issuance of common stock for drawings
  (unaudited)                                          1,600            2         --              398             --

Issuance of common stock for related party
  debt (unaudited)                                 1,790,309        1,790         --          445,786             --

Issuance of common stock for notes payable
  (unaudited)                                        730,429          730         --          202,651             --

Issuance of common stock for conversion of
  debentures (unaudited)                             331,831          332         --          306,162             --

Note receivable from stockholder (unaudited)              --           --         --               --       (156,250)

Net loss for the year (unaudited)                         --           --         --               --             --
                                                  ----------      -------      -----       ----------      ---------

Balance at September 30, 1998 (unaudited)         23,302,455      $23,302      $(350)      $5,168,530      $(156,250)
                                                  ==========      =======      =====       ==========      =========


                                                       Accumulated
                                                         deficit           Total
                                                       -----------       ---------
Issuance of common stock in conjunction with
  a Private Placement Offering (unaudited)                      --         144,250

Issuance of common stock in conjunction with
  exercise of warrants (unaudited)                              --         672,290

Issuance of common stock in conjunction with
  exercise of stock options (unaudited)                         --         185,626

Issuance of common stock for consulting and
  marketing services received (unaudited)                       --           3,000

Issuance of stock options for consulting
  services received (unaudited)                                 --           6,411

Issuance of common stock for drawings
  (unaudited)                                                   --             400

Issuance of common stock for related party
  debt (unaudited)                                              --         447,576

Issuance of common stock for notes payable
  (unaudited)                                                   --         203,381

Issuance of common stock for conversion of
  debentures (unaudited)                                        --         306,494

Note receivable from stockholder (unaudited)                    --        (156,250)

Net loss for the year (unaudited)                         (903,504)       (903,504)
                                                       -----------       ---------

Balance at September 30, 1998 (unaudited)              $(4,891,001)      $ 144,231
                                                       ===========       =========


         The accompanying notes are an integral part of this statement.

                   Plenum Communications, Inc. and Subsidiary

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                        Nine Months Ended                 Year Ended
                                                                          September 30,                  December 31,
                                                                     -----------------------     ---------------------------
                                                                        1998          1997           1997            1996
                                                                     ---------     ---------     -----------     -----------
                                                                     (unaudited)  (unaudited)
Increase (Decrease) in Cash

Cash flows from operating activities
    Net loss                                                         $(903,504)    $(825,228)    $(1,163,797)    $(1,179,793)
    Adjustments to reconcile net loss to net cash used in
        operating activities
            Depreciation and amortization                               55,953        35,918          51,007          53,891
            Interest income on note receivable                          (1,336)           --              --              --
            Interest expense on notes payable                           24,973         9,240          15,160             880
            Interest expense on convertible debentures                 158,133         5,797          12,753              --
            Loss on impairment of goodwill                                  --            --              --         147,500
            Loss on investment                                              --            --              --          73,389
            Common stock and stock options issued for
                services received                                        9,411       357,696         461,930          48,920
            Common stock issued for drawings                               400           863           2,113           2,824
            Changes in assets and liabilities
                Accounts receivable                                    (57,428)      (45,228)        (76,806)            (69)
                Prepaid expenses and other assets                       20,169       (16,326)        (34,254)         (6,616)
                Deferred revenue                                        45,989        21,776          52,010         (11,180)
                Accounts payable                                        34,845        32,676         (14,445)         33,942
                Accrued liabilities                                     42,228        14,413         (54,652)         95,988
                                                                     ---------     ---------     -----------     -----------
                     Net cash used in operating activities            (570,167)     (408,403)       (748,981)       (740,324)

Cash flows from investing activities
    Purchase of property and equipment                                 (83,814)      (54,370)        (69,724)        (46,961)
    Purchase of certificate of deposit                                      --            --              --          (3,000)
                                                                     ---------     ---------     -----------     -----------
                     Net cash used in investing activities             (83,814)      (54,370)        (69,724)        (49,961)

Cash flows from financing activities
    Payments on long-term capital lease obligations                     (1,612)       (1,138)         (1,654)             --
    Payments on notes payable                                           (3,072)      (22,971)        (26,664)             --
    (Payments) proceeds from convertible debentures                     (6,562)      228,590         224,702              --
    (Payments) proceeds from related parties                          (114,361)       85,780         119,922         385,932
    Proceeds from issuance of common stock and exercise
        of stock options                                               173,625         7,500         413,662         392,442
    Proceeds from exercise of warrants                                 672,290            --              --              --
    Proceeds from borrowings under notes payable                            --       168,064         173,882          18,222
                                                                     ---------     ---------     -----------     -----------
                     Net cash provided by financing activities         720,308       465,825         903,850         796,596
                                                                     ---------     ---------     -----------     -----------

Net increase in cash                                                    66,327         3,052          85,145           6,311
Cash at beginning of period                                            101,604        16,459          16,459          10,148
                                                                     ---------     ---------     -----------     -----------
Cash at end of period                                                $ 167,931     $  19,511     $   101,604     $    16,459
                                                                     =========     =========     ===========     ===========

Supplemental disclosure of cash flow information (note N)

Non-cash investing and financing activities (note N)

        The accompanying notes are an integral part of these statements.

                   Plenum Communications, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          September 30, 1998 (unaudited) and December 31, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES

Plenum Communications, Inc. (the Company), a Minnesota corporation, does business through its wholly owned subsidiary, LION, Inc., formerly known as Infosystems, Inc., a Washington corporation. LION provides its subscribers, principally mortgage brokers and agents, electronic access to a database of mortgage offerings by a multitude of lenders throughout the United States.

A summary of significant accounting polices consistently applied in the preparation of the accompanying consolidated financial statements follows.

1.   Principles of Consolidation

The financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated.

2.   Cash Equivalents

            For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

3.   Revenue Recognition

Subscription and service fees are recognized as revenue over the respective subscription periods or at the time the services are provided.

4.   Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, principally on a straight-line basis. Estimated service lives of property and equipment range from three to five years.

5.   Use of Estimates

In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                   Plenum Communications, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          September 30, 1998 (unaudited) and December 31, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES -- Continued

6.   Goodwill

In 1995, the Company acquired all of the assets of Cybernet Systems, Inc. (Cybernet), a software developer. In 1996, the Company determined that there had been an impairment in the carrying value of its investment in Cybernet as a result of the software becoming obsolete. Management determined that the impairment loss required the write-off of the remaining unamortized balance of goodwill which totaled $147,500. The impairment loss is reported in other operating expenses in the Consolidated Statements of Operations.

7.   Fair Value of Financial Instruments

In accordance with the requirements of "Statement of Financial Accounting Standards No. 107 - Disclosure About Fair Value of Financial Instruments", the following methods and assumptions were used to estimate the fair value of each class of financial instruments.

     o Notes Payable - The carrying amount approximates fair value because of their short-term nature.

     o Related Party Payables and Convertible Debentures - It was not practicable to estimate the fair value due to the specific nature of the payables and debentures.

8.   Loss Per Common Share

For the year ended December 31, 1997, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share" which established standards for computing and presenting earnings per share (EPS). This statement simplified the standards for computing earnings per share previously found in APB Opinion No. 15, Earnings per Share", and makes them comparable to international EPS standards. In accordance with SFAS No. 128, all prior-period EPS data has been restated to conform with the provisions of the statement.

Earnings (loss) per share are based on the average number of shares outstanding during each period and income available to common stockholders. Earnings (loss) per share assuming dilution are based on the assumption that outstanding stock options and warrants were exercised. The weighted average number of common shares outstanding was 21,463,755 and 16,210,911 for the nine months ended September 30, 1998 and 1997, respectively, and 16,367,112 and 15,099,425 for the years ended December 31, 1997 and 1996, respectively. The computation for loss per common share assuming dilution for the nine months ended September 30, 1998 and 1997 and for the years ended December 31, 1997 and 1996 was anti-dilutive; and therefore, is not included.

                   Plenum Communications, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          September 30, 1998 (unaudited) and December 31, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES -- Continued

9.   Unaudited Interim Statements

In the opinion of management, the unaudited interim financial statements as of September 30, 1998 and for the nine months ended September 30, 1998 and 1997 include all adjustments, consisting only of those of a normal recurring nature, necessary to present fairly the Company's financial position as of September 30, 1998 and the results of its operations and cash flows for the nine months ended September 30, 1998 and 1997. The results of operations for the nine months ended September 30, 1998 are not necessarily indicative of results to be expected for the full year.


10.  Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was approximately $54,000 and $10,000 for the nine months ended September 30, 1998 and 1997, respectively, and $24,000 and $12,500 for the year ended December 31, 1997 and 1996, respectively.

NOTE B - MANAGEMENT PLANS

The Company believes that it has made significant progress in achieving financial stability. The Company also anticipates raising between $1,000,000 and $1,200,000 from the exercise of its outstanding warrants during 1998 and has raised approximately $672,000 (unaudited) through the first nine months of 1998. During the first nine months of 1998, the Company also received $144,000 (unaudited) from the completion of a private placement and $29,000 (unaudited) from the exercise of stock options. Management believes that the Company will generate positive cash flow during the second quarter of 1999. Additionally, the Company is adding new customers on an accelerated basis. Finally, management is investigating new markets and strategic alliances to generate additional revenues. Management believes these plans provide for continuance of operations through December 31, 1998. However, there can be no assurance that the Company will be able to obtain sufficient additional funding, or be successful in its future operations.

                   Plenum Communications, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          September 30, 1998 (unaudited) and December 31, 1997 and 1996


NOTE C - PROPERTY AND EQUIPMENT - AT COST

Property and equipment consist of the following:

                                                               December 31,
                                         September 30,    ----------------------
                                              1998          1997          1996
                                         -------------    --------      --------
                                          (unaudited)
Computer equipment                          $317,289      $257,607      $198,132
Computer software                            165,457       164,743       159,660
Equipment                                     46,252        22,834        17,669
Equipment under capital lease                 11,720        11,720            --
                                            --------      --------      --------
                                             540,718       456,904       375,461
Less accumulated depreciation
  and amortization                           363,560       307,606       256,600
                                            --------      --------      --------

                                            $177,158      $149,298      $118,861
                                            ========      ========      ========

NOTE D - NOTE RECEIVABLE FROM STOCKHOLDER

At September 30, 1998, the Company has a note receivable from a stockholder and board member totaling $157,586 including accrued interest of $1,336 resulting from the exercise of stock options. Interest is accrued at 10% annually. The note and accrued interest are due on or before March 1, 2000. The underlying stock certificates are held by the Company as collateral.

NOTE E - ACCRUED LIABILITIES

Accrued liabilities consist of the following:

                                                              December 31,
                                    September 30,      -------------------------
                                        1998             1997             1996
                                    -------------      --------         --------
                                     (unaudited)
Salaries                              $ 54,462         $ 34,324         $ 17,300
Payroll taxes                           27,933           14,115           70,619
Penalties and interest                      --               --           22,952
Vacation                                28,214           10,214            7,069
Other                                   10,755           20,483           15,848
                                      --------         --------         --------

                                      $121,364         $ 79,136         $133,788
                                      ========         ========         ========

                   Plenum Communications, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          September 30, 1998 (unaudited) and December 31, 1997 and 1996


NOTE F - CONVERTIBLE DEBENTURES

At September 30, 1998 and December 31, 1997, the Company had convertible debentures totaling $82,532 and $237,455, respectively, including accrued interest of $46,532 and $12,455, respectively, with maturity dates ranging from June 1999 through August 1999. Interest is compounded and accrued semi-annually at a rate of 12% and may be paid monthly at the option of the holder. The agreement allows the registered owner to convert the outstanding balance, both principal and accrued interest, into shares of the Company's common stock. The shares are convertible as follows: 1) at a credit equal to the principal plus any accrued interest after 180 days but before the end of the 365th day; 2) at a credit equal to the principal plus any accrued interest times a factor of two after 365 days but before the end of the 547th day; 3) at a credit equal to the principal plus any accrued interest times a factor of three after 547 days but before the end of the 730th day; and 4) at a credit equal to the principal plus any accrued interest times a factor of four at maturity. Prior to December 31, 1997, no debentures had been converted into shares of the Company's common stock. During the nine month period ended September 30, 1998, $306,494 of principal and accrued interest was converted into shares of the Company's common stock. Of this amount $103,534 represented additional interest expense resulting from conversion after 365 days but before the 547th day. In addition, accrued interest at September 30, 1998 includes $41,266 resulting from outstanding convertible debentures held longer than 365 days but less than 547 days.


NOTE G - RELATED PARTY PAYABLES

Related party payables consist of the following:

                                                               December 31,
                                          September 30,   ----------------------
                                              1998          1997          1996
                                          -------------   --------      --------
                                           (unaudited)
Accounts payable                            $     --      $ 90,585      $136,212
Salaries payable, including
  interest at 12%                             26,524       283,135       166,455
Notes payable, including interest
  at 12%, due on demand                        1,914       216,656       167,787
                                            --------      --------      --------

                                            $ 28,438      $590,376      $470,454
                                            ========      ========      ========

During the first nine months of 1998, management elected to reduce the amount of outstanding related party debt by cash payments of $142,800 and the issuance of 1,790,309 shares of the Company's common stock totaling $447,576. Interest expense incurred under related party agreements totaled $5,833 and $30,610 for the nine months ended September 30, 1998 and 1997, respectively, and $49,810 and $25,164 for the years ended December 31, 1997 and 1996, respectively.

In 1996, the Company entered into a purchase and sale agreement with a related party to assume its investment in a corporation known as Visions and Techniques, Inc. (V&T). The Company had loaned V&T $73,389 for operations. $50,000 of the loans are convertible into a 25% interest of V&T. The

                   Plenum Communications, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          September 30, 1998 (unaudited) and December 31, 1997 and 1996

NOTE G - RELATED PARTY PAYABLES -- Continued

Company determined that it no longer could support V&T's operations and agreed to sell its rights and interests to the related party for $10 and assumption of outstanding liabilities. In the event that the related party realizes any financial consideration from V&T, then the Company will be reimbursed its investment of $73,389 plus accrued interest at 7% per annum. The loss on the investment is recorded in operating expenses in the Consolidated Statements of Operations for 1996.

NOTE H - NOTES PAYABLE

The company has unsecured demand notes totaling $0, $181,480 and $19,102 at September 30, 1998 and December 31, 1997 and 1996, respectively. The notes are due on demand and accrue interest at 12% annually. Interest expense incurred under notes payable agreements totaled $24,973 and $9,240 for the nine months ended September 30, 1998 and 1997, respectively, and $15,160 and $880 for the years ended December 31, 1997 and 1996, respectively. During the nine months ended September 30, 1998, notes payable totaling $182,607 were converted into 730,429 shares of the Company's common stock. Additional interest expense totaling $20,774 was incurred due to the private placement cost of $.25 per share being less than the market price per share at the time of conversion.

NOTE I - LONG-TERM CAPITAL LEASE OBLIGATION

The Company leases office equipment under a lease classified as a capital lease. Following is a schedule by years of future minimum payments under the capital lease together with the present value, calculated at the Company's incremental borrowing rate at the inception of the lease:

     Year ending                                    September 30,                   December 31,
                                                    -------------                   ------------
                                                     (unaudited)
        1998                                          $     -                        $  2,900
        1999                                            2,900                           2,900
        2000                                            2,900                           2,900
        2001                                            2,900                           2,900
        2002                                              959                             233
                                                        -----                          ------

    Total minimum lease payments                        9,659                          11,833
    Less amount representing interest                  (1,205)                         (1,767)
                                                       -------                         ------

    Present value of long-term
      obligation under capital lease                   $8,454                         $10,066
                                                       ======                         =======

    Current portion                                    $2,305                         $ 1,654
    Long-term portion                                   6,149                           8,412
                                                       ------                          ------

                                                       $8,454                         $10,066
                                                       ======                          ======

                   Plenum Communications, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          September 30, 1998 (unaudited) and December 31, 1997 and 1996


NOTE J - INCOME TAXES

The Company accounts for income taxes on the liability method, as provided by Statement of Financial Accounting Standards 109, Accounting for Income Taxes (SFAS 109).

The income tax provision reconciled to the tax computed at the statutory federal rate was as follows for the year ended December 31:

                                                     1997                1996
                                                  ---------           ---------
Tax benefit at statutory rate                     $ 395,700           $ 401,000
Valuation allowance                                (392,000)           (401,000)
Other                                                (3,700)                 --
                                                  ---------           ---------

        Total                                     $      --           $      --
                                                  =========           =========

The components of deferred taxes are as follows at December 31:

                                                       1997              1996
                                                   -----------        ---------
Deferred tax asset:
    Liabilities not timely paid                    $     3,500        $   1,900
    Depreciation                                         3,800           15,800
    Allowance for doubtful accounts                      5,100            7,300
    Net operating loss carryforward                    985,900          577,900
    Goodwill                                            43,400           46,800
    Valuation allowance                             (1,041,700)        (649,700)
                                                   -----------        ---------

                                                   $        -         $      -
                                                   ===========        =========



The Company has established a valuation allowance of approximately $1,041,700 and $649,700 as of December 31, 1997 and 1996, respectively, due to the uncertainty of future utilization. The valuation allowance was increased by $392,000 and $341,000 during the years ended December 31, 1997 and 1996, respectively. At December 31, 1997, the Company had net operating loss carryforwards for federal income tax reporting purposes of approximately $2,899,000 available to offset future income which expire in 2004 through 2012.

                   Plenum Communications, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          September 30, 1998 (unaudited) and December 31, 1997 and 1996


NOTE K - COMMITMENTS AND CONTINGENCIES

1.   Leases

The Company conducts a portion of its operations in leased facilities classified as operating leases and under month-to-month agreements. The following is a schedule by years of approximate minimum rental payments under such operating leases, which expire at various dates through June 2001.

         Year ending                                        September 30,                 December 31,
         -----------                                        -------------                 ------------
                                                             (unaudited)
            1998                                            $         -                     $ 94,300
            1999                                                 86,800                       77,100
            2000                                                 77,100                       77,100
            2001                                                 57,800                       38,500
                                                                -------                      -------

                      Total minimum payments required          $221,700                     $287,000
                                                                =======                      =======

The leases provide for payment of taxes and other expenses by the Company. Rent expense for leased facilities totaled approximately $86,700 and $63,600 for the nine months ended September 30, 1998 and 1997, respectively, and $91,100 and $65,200 for the years ended December 31, 1997 and 1996, respectively.

2.   Consulting Agreement

The Company has an Incentive Compensation Plan with a key consultant which provides the option to purchase shares of common stock of the Company. The purchase price of these optioned shares is as follows: 700,000 shares at $.01 per share, 800,000 shares at $.75 per share, 500,000 shares at $1.50 per share, and 500,000 shares at $3.00 per share. The 700,000 shares at $.01 per share were granted in February 1998 and will fully vest by the end of 1998. Compensation expense of $412,930 was recognized during the year ended December 31, 1997 related to these options based upon the services performed in 1997. The remaining options will be granted upon the occurrence of certain events and will vest from January 1999 through December 2001.

                   Plenum Communications, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          September 30, 1998 (unaudited) and December 31, 1997 and 1996

NOTE L - WARRANTS

The Company had the following warrants outstanding to purchase common shares.

                                                                       December 31,
                                                   September 30,  ----------------------
                                                        1998        1997         1996
                                                   -------------  ---------    ---------
                                                    (unaudited)
Warrants issued in conjunction with the Private
  Placement whereby one warrant entitles the
  holder to purchase one share of common stock at
  a grant price of $0.25, expiring through 1997             --           --      371,200

Warrants issued in conjunction with the Private
  Placement whereby one warrant entitles the
  holder to purchase one share of common stock at
  a grant price of $0.50, expiring through 1998      1,871,003    3,204,083    3,204,083

Warrants issued in conjunction with the Private
  Placement whereby one warrant entitles the
  holder to purchase one share of common stock at
  a grant price of $0.25, expiring through 1999             --      115,000      115,000

Warrants issued in conjunction with the Private
  Placement whereby one warrant entitles the
  holder to purchase one share of common stock at
  a grant price of $0.50, expiring through 1999      3,178,876    3,210,876    1,264,767

Warrants issued in conjunction with the Private
  Placement whereby one warrant entitles the
  holder to purchase one share of common stock at
  a grant price of $0.25, expiring through 2000        204,591           --           --

Warrants issued in conjunction with the Private
  Placement whereby one warrant entitles the
  holder to purchase one share of common stock at
  a grant price of $0.50, expiring through 2000      3,542,917      429,000      261,000
                                                     ---------    ---------    ---------

            Total                                    8,797,387    6,958,959    5,216,050
                                                     =========    =========    =========

                   Plenum Communications, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          September 30, 1998 (unaudited) and December 31, 1997 and 1996


NOTE M - STOCK OPTIONS

The fair value of option grants is estimated using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in fiscal year 1997: expected volatility of 111.72%; risk free interest rate of 6.50%; expected lives ranging from 1 to 3 years; and a zero percent dividend yield. The following weighted average assumptions were used for grants in fiscal year 1996: expected volatility of 152.02%; risk free interest rate of 6.50%; expected lives ranging from two to five years; and a zero percent dividend yield.

The Company has a stock option plan accounted for under APB Opinion No. 25 and related Interpretations. The plan allows the Company to grant options to employees for up to 50,000 shares of common stock per employee. Options currently outstanding vest over a two to four-year period. The options are exercisable at not less than the market value of the Company's common stock on the date of grant. Accordingly, no compensation cost has been recognized for the plan. Had compensation cost for the plan been determined based on the fair value of the options at the grant dates consistent with the method required by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), the Company's net loss would have been increased to the pro forma amounts indicated below:

                                                              December 31,
                                September 30,      ---------------------------------
                                     1998              1997                 1996
                                -------------      -------------       -------------
                                 (unaudited)
Net loss:
    As reported                  $  (903,504)      $  (1,163,797)      $  (1,179,793)
    Pro forma                    $  (973,588)      $  (1,352,473)      $  (1,280,140)

 Net loss per common share:
     As reported                 $      (.04)      $        (.07)      $        (.08)
     Pro forma                   $      (.05)      $        (.08)      $        (.08)

                   Plenum Communications, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          September 30, 1998 (unaudited) and December 31, 1997 and 1996


NOTE M - STOCK OPTIONS -- Continued

A summary of the Company's stock option plan's activity is as follows:

                                          September 30, 1998         December 31, 1997           December 31, 1996
                                        -----------------------    ----------------------     -----------------------
                                                      Weighted                   Weighted                    Weighted
                                                       Average                    Average                     Average
                                                      Exercise                   Exercise                    Exercise
     STOCK OPTIONS                        Shares        Price        Shares        Price        Shares         Price
                                        ----------    ---------    ----------    ---------    ----------     ---------
                                        (unaudited)  (unaudited)
Outstanding at beginning
   of year                               6,195,000       $.40       5,535,000       $.40       5,450,000       $.39
Granted                                  1,455,000        .48       1,985,000        .61         160,000        .66
Forfeited or exercised                    (672,500)       .53      (1,325,000)       .56         (75,000)       .25
                                        ----------       ----      ----------       ----      ----------       ----

Outstanding at end of year               6,977,500       $.43       6,195,000       $.43       5,535,000       $.40
                                        ==========       ====      ==========       ====      ==========       ====

Options exercisable at end of year
                                         5,947,603       $.37       5,598,875       $.42       4,775,250       $.37
                                        ==========       ====      ==========       ====      ==========       ====

Weighted-average fair value of
   options granted during the year                       $.64                       $.10                       $.29
                                                         ====                       ====                       ====

The following is a summary of stock options outstanding at December 31, 1997:

                                                Options Outstanding
                           --------------------------------------------------------------------
                                                  Weighted-average
                              Number                 remaining                   Number of
Exercise price             Outstanding            contractual life          options exercisable
--------------             -----------            ----------------          -------------------
    $ .25                   3,976,250                 2.07 years                  3,755,125
      .50                     906,250                 1.53 years                    781,250
      .75                     300,000                 2.67 years                    250,000
     1.00                   1,012,500                 1.51 years                    812,500

                   Plenum Communications, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          September 30, 1998 (unaudited) and December 31, 1997 and 1996


NOTE N - SUPPLEMENTAL CASH FLOW AND NON-CASH INVESTING AND FINANCING ACTIVITIES

Supplemental disclosure of cash flow information and non-cash investing and financing activities is as follows:

                                                           Nine Months Ended                    Year Ended
                                                             September 30,                     December 31,
                                                     ------------------------------     -------------------------
                                                         1998              1997             1997           1996
                                                     ------------     -------------     -------------     -------
                                                      (unaudited)      (unaudited)
Supplemental disclosure of cash flow information:

    Cash paid during the period for interest         $     32,645     $      26,774     $      60,426     $21,701
                                                     ============     =============     =============     =======
Non-cash investing and financing activities:

    Assets acquired under capital leases             $         --     $      11,720     $      11,720     $    --

    Exercise of stock options by note receivable          156,250                --                --          --

    Related party debt converted to common stock          447,577                --                --          --

    Debentures converted to common stock                  306,494                --                --          --

    Notes payable converted to common stock               203,381                --                --          --

                                  EXHIBIT INDEX



                     See "Exhibit Index" on p. 61

                                   SIGNATURES

           In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 PLENUM COMMUNICATIONS, INC.
                                         (Registrant)

Date:                               By:   /s/ Allen Ringer
                                       ----------------------------------------
                                          Allen Ringer
                                          President and Chief Executive Officer

                                  EXHIBIT INDEX


Exhibit No.          Description
-----------          -----------
3.1                  Restated Articles of Incorporation

3.2                  Bylaws

4.1                  Specimen Common Stock Certificate

10.1                 1998 Stock Option Plan with Form of Option Agreement

10.2                 Consulting Agreement with H. Baskin

10.3                 Premises Lease Agreement (Mercer Island Property) dated as of
                     June 30, 1998

10.4                 Premises Lease Agreement (Spokane Property) dated as of
                     May 1, 1998

21.1 LION, Inc., a Washington corporation is the sole subsidiary of the Company